AMSURG

ANNUAL REPORT 2010



AMSURG CORP.

AmSurg Centers

(Locations at December 31, 2010)



Centers in operation
Centers under development

ALABAMA
Montgomery

ARIZONA
Glendale
Mesa
Peoria
Phoenix (5)
Sun City (3)
Yuma

ARKANSAS
El Dorado
Fayetteville
Rogers

CALIFORNIA
Arcadia
Burbank
Escondido
Glendale
Glendora
Greenbrae
Inglewood
La Jolla
Oakland
Pomona
Poway
Redding
San Diego
San Luis Obispo
Temecula
Templeton
Torrance (2)

COLORADO
Cañon City
Denver
Pueblo

CONNECTICUT
Bloomfield

DELAWARE
Dover
Lewes
Newark

FLORIDA
Altamonte Springs
Boca Raton
Boynton Beach
Crystal River
Ft. Lauderdale
Ft. Myers (2)
Gainesville
Hialeah
Inverness
Kissimmee
Lakeland
Melbourne
Miami
Mount Dora
New Port Richey
Ocala
Ocoee
Orlando (3)
Panama City
Port Orange
Port St. Lucie
Rockledge
Sarasota (2)
Sebring
Tampa
West Palm Beach
Winter Haven

ILLINOIS
Lake Bluff

INDIANA
Evansville
Indianapolis
South Bend

KANSAS
Hutchinson
Overland Park
Shawnee
Topeka
Wichita

KENTUCKY
Crestview Hills
Louisville (2)
Paducah

LOUISIANA
Alexandria
Baton Rouge
Marrero
Metairie (2)
New Orleans

MASSACHUSETTS
Waltham
West Bridgewater

MARYLAND
Baltimore (2)
Bel Air
Chevy Chase
Glen Burnie
Laurel
Lutherville
Rockville (2)
Silver Spring (2)
Towson (2)
Waldorf
Westminster

MICHIGAN
Detroit
Port Huron
St. Clair Shores

MINNESOTA
Blaine
Minneapolis (2)
St. Cloud

MISSOURI
Independence
Kansas City
Liberty
St. Louis

NEVADA
Las Vegas (2)
Reno

NEW JERSEY
Florham Park
Hanover
Lawrenceville
Oakhurst
Toms River
Voorhees
West Orange

NEW MEXICO
Santa Fe

NORTH CAROLINA
Cary
Durham
Greensboro (2)
Raleigh (2)

OHIO
Akron
Cincinnati
Columbus
Dayton
Huber Heights
Kettering
Middletown
Sidney
Springboro
Toledo
Willoughby

OKLAHOMA
Oklahoma City
Tulsa (2)

OREGON
Salem

PENNSYLVANIA
Bala Cynwyd
Kingston
Lancaster
Malvern
Media
Pottsville
Scranton
Seneca

SOUTH CAROLINA
Charleston
Clemson
Columbia (2)
Greenville

TENNESSEE
Chattanooga
Columbia (2)
Goodlettsville
Hermitage
Kingsport
Knoxville (3)
Maryville
Memphis
Nashville
Powell

TEXAS
Abilene (2)
Beaumont
Bedford
Bryan
Conroe
Dallas (2)
El Paso
Houston
McKinney
Mesquite
North Richland Hills
Plano
San Antonio (2)
Waco

UTAH
Salt Lake City
St. George

Washington, D.C.

WASHINGTON
Puyallup (2)
Tacoma (3)

WISCONSIN
Milwaukee

WYOMING
Casper

A center is under development at the following location at December 31, 2010:
Miami, Florida

AMSURG CORP.

About The Company

Company Profile

AmSurg Corp. (NASDAQ: AMSG) acquires, develops and operates ambulatory surgery centers in partnership with physicians. Headquartered in Nashville, Tennessee, AmSurg operated 204 ambulatory surgery centers at December 31, 2010. By focusing on the delivery of high quality, low cost surgery services that create high patient and physician satisfaction, AmSurg Corp. creates value for the three constituencies involved in every surgical procedure: the patient, the physician and the payor.

Financial Highlights

	For the Years Ended December 31,	
	2010	2009
	(In thousands, except per share and center data)	
Consolidated Statement of Earnings Data:		
Revenue	**$ 710,409**	$ 658,223
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	**51,947**	51,826
Net earnings per share (diluted) from continuing operations attributable to AmSurg Corp. common shareholders	**$ 1.69**	$ 1.68
Weighted average number of shares and share equivalents outstanding (diluted)	**30,689**	30,862
Financial Position at Year End:		
Cash and cash equivalents	**$ 34,147**	$ 29,377
Working capital	**89,393**	80,161
Total assets	**1,165,878**	1,066,831
Long-term debt and other long-term obligations	**307,619**	318,819
Non-redeemable and redeemable noncontrolling interests	**160,539**	128,618
AmSurg Corp. shareholders' equity	**564,068**	505,116
Center Data:		
Continuing centers at year end	**204**	197
Procedures performed during year	**1,276,231**	1,215,784


Revenues
(In millions)
$426.7
$506.5
$588.7
$658.2
$710.4
2006
2007
2008
2009
2010


Operating Cash Flow
Net of distributions to noncontrolling interests
(In millions)
$72.0
$79.4
$90.9
$101.7
$98.5
2006
2007
2008
2009
2010


Net Earnings Per Share (Diluted) From Continuing Operations Attributable to AmSurg Corp. Common Shareholders
$1.11
$1.31
$1.52
$1.68
$1.69
2006
2007
2008
2009
2010

Letter to Shareholders

Fellow Shareholders:

AmSurg's financial results for 2010 demonstrated that we continued to perform well given the multiple headwinds the ASC industry and the Company faced throughout the year. Despite these challenges, we produced solid profits for the year and strong cash flow, while improving our financial position. To leverage compelling long-term growth opportunities, we expanded our center network, strengthened systems infrastructure, increased service capabilities and further developed human capital. In an environment of increased consolidation pressure, we continued to differentiate AmSurg as the strategic partner of choice for physicians through a physician-centric culture focused on helping them adapt to changing industry conditions, enhance their operations and improve patient care.


Procedures
Performed During The Year
779,383
930,845
1,085,941
1,215,784
1,276,231
2006
2007
2008
2009
2010

While the issues faced in 2010 are expected to affect our results further in 2011, we are optimistic about our longer-term growth prospects. As a result, the focus of this letter is two-fold. First, we will discuss our 2010 results and 2011 expectations in the context of the industry and AmSurg-specific challenges that have constrained our growth. Second, we will discuss the factors supporting our substantially better outlook for 2012 and beyond.

Economic, reimbursement and other headwinds affect 2010 results and 2011 outlook: For 2010, AmSurg produced revenues of $710.4 million, an 8% increase over 2009. Net earnings from continuing operations attributable to AmSurg common shareholders were $51.9 million, or $1.69 per diluted share, for 2010 compared with $51.8 million, or $1.68 per diluted share, for 2009. The results for 2010 included an incremental negative impact of $0.06 per diluted share from the third year of the four-year phase-in of reimbursement changes for Medicare pricing for ASCs and $0.10 per diluted share from higher interest costs related to the May 2010 refinancing of the Company's credit facility.

Our revenue growth reflected a 5% increase in procedures for the year and an increase in average revenue per procedure due to a shift in the specialty mix of our centers. We attribute procedure growth to the increase in average centers in operation for 2010 to 200 from 188 for 2009.

Same-center revenues for 2010 declined 2% from 2009, primarily due, we believe, to sluggish economic conditions and the high unemployment rate, which affected the entire ASC industry. Reimbursement changes for Medicare pricing also accounted for a reduction of approximately 100 basis points in same-center revenues for 2010. Through efficiency initiatives and a disciplined focus on expense control, we offset much of the deleveraging effect of reduced same-center revenues, producing a 7% increase in EBITDA for 2010 to $124.6 million, or 17.5% of revenue, from $116.9 million, or 17.8% of revenue, for 2009.

Our net cash flows from operating activities less distributions to noncontrolling interests were also substantial for 2010 at $98.5 million. With capital expenditures of $73.0 million for the year, we generated free cash flow of $25.5 million, of which we applied $19.3 million to a net reduction of long-term debt. As a result, we completed 2010 with a ratio of total debt to EBITDA of 2.3 and total debt to capitalization of 34% compared with 2.6 and 37%, respectively, at the end of 2009. We had cash and cash equivalents of $34.1 million at the end of 2010 and availability under our revolving credit facility of $187.0 million.

For 2011, we expect our growth will again be constrained by issues similar to those that affected our results for 2010. Among these, we expect the fourth and final year of the phase-in of Medicare reimbursement changes will have an incremental negative impact on earnings of $0.05 per diluted share. In addition, the partial year impact of the 2010 refinancing of our revolving credit facility, combined with a higher effective tax rate, is expected to reduce earnings by $0.07 per diluted share. Although there are signs of improved economic activity, our same-center revenue performance for the first quarter of 2011 underlines our concern about the potential impact of high unemployment and a soft economic environment on full-year 2011 financial results. Without greater visibility with regard to the strength of the economy during 2011, we expect to experience further negative leverage from flat to declining same-center procedures for the year.

We do expect to produce revenue growth for 2011 through our plans to add 18 to 20 centers through acquisition. We had expected to complete the acquisition of seven of these centers before the end of 2010, which would have given us a total of 14 acquisitions for the year. We believe the extension of the federal income tax rate cuts beyond 2010 slowed these transactions, four of which were subsequently completed in 2011 at the time this annual report went to press.

In addition, on April 7, 2011, we announced the signing of a definitive agreement to acquire National Surgical Care, a Dallas, Texas-based company that owns and operates 18 large centers, for $173.5 million cash. NSC produced revenue for 2010 of $124.5 million and adjusted EBITDA of $21.5 million. We anticipate this transaction, which is not included in our guidance for center additions for 2011, will be completed in the second quarter of 2011, subject to normal closing conditions, regulatory approvals and clearance under the Hart-Scott-Rodino Act. While we expect this transaction, excluding transaction costs, to be accretive to our earnings for 2011, these transaction costs will more than offset the anticipated partial-year contribution of the centers for 2011. We expect the transaction to be significantly accretive for 2012.

Due to the deleveraging impact of expected flat to declining same-center procedures for 2011, together with the negative effect of Medicare reimbursement changes, the 2010 debt refinancing and the higher effective tax rate, we expect significant margin pressure for the year. We will continue to focus on offsetting this pressure through initiatives to reengineer, automate and simplify our operations. As a result, we expect only a slight decline in earnings per diluted share for 2011 compared with 2010, prior to the potential impact of the NSC transaction, which we will address after the transaction is completed.


Continuing Centers
At Year End
139
163
183
197
204
2006
2007
2008
2009
2010

Factors supporting improved financial performance for 2012 and beyond: We expect AmSurg's outlook for growth in 2012 to be more positive than at any time since the financial downturn accelerated in the third quarter of 2008. With the completion of the four-year phase-in of changes in Medicare reimbursement in 2011, we will not experience the incremental negative impact on earnings for 2012 that we have borne the four previous years. In addition, our 2012 results will not bear the negative incremental impact from the 2010 debt refinancing and higher effective tax rate that will affect our financial results for 2011. In aggregate, these items represent a burden on 2011 results of $0.12 per diluted share that we will not bear in 2012.

In addition to the resulting earnings momentum these changes imply for 2012, our planned acquisition activity for 2011 also positions the Company to achieve improved results for 2012. After the delay in completing acquisitions that were originally expected in 2010, our guidance for 18 to 20 center acquisitions for 2011 is higher than normal, which would have a positive impact on full-year results for 2012. Our anticipated acquisition of 18 large centers through the purchase of NSC would also benefit full-year 2012 more positively than its partial-year contribution to 2011 results. We further note that, while we have limited visibility as to the timing or sustainability of any strengthening in the nation's economic environment, we believe that our operating structure will enable us to produce operating leverage with a relatively small sustained increase in same-center revenues.

Beyond these factors that we expect will specifically support growth in 2012, the ASC industry's growth dynamics remain very favorable to our long-term prospects. These growth dynamics include:

- Demographic trends indicating that as the Baby Boom generation ages, our target population will increase steadily at a rate of 1% to 3% annually;

- Health care reform legislation that will provide access to health care for approximately 30 million people who previously lacked the access health insurance provides and that broadens preventive care procedures required to be covered under health care insurance plans to include colorectal cancer screenings and eye-chart vision screening, while reducing consumers' cost-sharing responsibilities for these procedures;

- Large underserved populations – in addition to those people previously without health insurance – for both GI procedures, such as colonoscopy screenings, and eye procedures, such as cataract removal;

- The declining health status of the U.S. population due to rising levels of obesity and other lifestyle risk issues;

- The national focus on the quality and cost of healthcare, strengthening the appeal of freestanding ASCs, which are the most affordable high quality modality for many procedures, especially at a time when more than 60% of all ASC procedures are performed in venues substantially more expensive than our centers; and

- Limited new ASC capacity creation in the face of rising demand due to a lack of eligible physicians and development capital and an increasingly complex operating and regulatory environment.

Enhancing our value proposition to ensure AmSurg is the physician's strategic partner of choice: During 2010, we continued a variety of initiatives to meet physician demand for value-added services that enable them to manage their operations better and improve patient care. We also continued to receive high scores for physician satisfaction, especially on metrics related to the quality of the patient experience, such as clinical competency, anticipating the needs of the physician and the patient, cleanliness and turnaround times.

Our initiatives to increase marketing and enhance patient education included the nationwide launch of our Stop Colon Cancer Now marketing campaign through an innovative marriage of traditional news media, digital media including social networks, online advertising and community-based grassroots tactics. Because of the favorable response by consumers and our physician partners, the campaign is continuing in 2011. We have also developed communications tools for physicians and patients that highlight changes brought about under health care reform regarding access to and payment for our procedures. Furthermore, during 2010, we added more field-level marketing resources, with a goal of helping our physician partners connect with referral sources and to interact more with their local communities to advance public education. Currently, we have four field sales people in key markets, supported by a central program development staff.

As expected, in the third quarter of 2010, we launched AMSURG: PARTNER CONNECT, our proprietary, web-based communications platform. PARTNER CONNECT provides our physician partners unprecedented connectivity to both AmSurg and their peers throughout our center network, analytical and benchmarking applications, best practices, subject matter experts, and interactive platforms for every aspect of center operations. As designed, PARTNER CONNECT's content is constantly evolving to address physician questions and needs, giving them continuing incentive to log on, reach out and gain a better sense of control over their operations.

During 2010, our focus on quality and quality support has emerged as a significant asset for our physician partners. The number of unannounced center surveys by federal and state agencies quintupled during 2010 from the previous year. With the intensifying focus on quality expected to continue, our work to sustain and document quality throughout our center operations enables our physician partners to focus more on their patients. We have also continued to work toward having all our centers meet the standards of the Accreditation Association for Ambulatory Health Care (AAAHC). Although less than 20% of the nation's ASCs are accredited by AAAHC, our goal is to be 100% accredited by the end of 2011, having reached 82% by the end of 2010.

We also remain committed to advocacy on behalf of the ASC industry. We have received much positive feedback from our physician partners regarding our efforts to educate policy makers with regard to the high quality care and substantial cost savings potential of freestanding ASCs and the innovation they have driven to enable more procedures to be performed in lower cost modalities. Our efforts in 2010 included delivering this message to state and federal officials through more than 300 visits by AmSurg staff and physician partners.

Summary: The work we did to enhance our value proposition in 2010 – and that we will continue in 2011 – is critical to the long-term success of our Company. We have also been building our foundation for future growth through our focus on development. Domestically, our pipeline of prospective center acquisitions remains strong and, following our definitive agreement to acquire NSC, we intend to continue evaluating additional opportunities to acquire multi-specialty chains seeking the benefits of our greater scale and depth of services. We are also continuing our cautious and deliberate analysis of international markets, and we are encouraged by the reception we are receiving.

We are making progress on other long-term initiatives, such as the implementation of AmSurg|Insight, an information technology platform that is central to our ongoing efforts to drive increased efficiency through the modernization of our IT infrastructure and systems. In addition, we are refining our physician-driven culture through our performance management focus, as well as an ongoing investment in education and training.

All these efforts and the tangible benefits they are producing are indicative of the momentum we have created at AmSurg during a challenging multi-year period for AmSurg and the ASC industry. Because certain of these challenges will end in 2011, we expect this momentum to support a stronger financial performance by AmSurg in 2012 and beyond.

In closing, we thank our physician partners for working with us during a complex period in the healthcare industry and for the confidence their partnership with us represents. We understand that our growth potential ultimately reflects our commitment and ability to help our partners achieve their potential. We also thank our employees for their steadfast determination to deliver our value proposition, despite the headwinds we face. We are encouraged by the growth opportunities we have before us as those headwinds subside.

Sincerely,



Christopher A. Holden
President and Chief Executive Officer

Selected Financial Data

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share data)				
Consolidated Statement of Earnings Data:					
Revenues	$710,409	$658,223	$588,658	$506,493	$426,685
Operating expenses	481,126	436,101	381,415	328,502	277,329
Operating income	229,283	222,122	207,243	177,991	149,356
Interest expense	13,371	7,647	9,704	9,461	7,314
Earnings from continuing operations before income taxes	215,912	214,475	197,539	168,530	142,042
Income tax expense	34,324	35,067	32,472	26,450	22,010
Net earnings from continuing operations	181,588	179,408	165,067	142,080	120,032
Discontinued operations:					
Earnings from operations of discontinued interests in surgery centers, net of income tax expense	1,640	2,644	2,632	6,511	10,356
(Loss) gain on disposal of discontinued interests in surgery centers, net of income tax	(2,732)	(702)	(1,773)	1,712	(463)
Net (loss) gain earnings from discontinued operations	(1,092)	1,942	859	8,223	9,893
Net earnings	180,496	181,350	165,926	150,303	129,925
Less net earnings attributable to noncontrolling interests	130,671	129,202	118,880	106,128	92,186
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,825	$ 52,148	$ 47,046	$ 44,175	$ 37,739
Amounts attributable to AmSurg Corp. common shareholders:					
Earnings from continuing operations, net of tax	$ 51,947	$ 51,826	$ 48,600	$ 40,852	$ 33,784
Discontinued operations, net of tax	(2,122)	322	(1,554)	3,323	3,955
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,825	$ 52,148	$ 47,046	$ 44,175	$ 37,739
Basic earnings per common share:					
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.72	$ 1.69	$ 1.54	$ 1.33	$ 1.13
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.65	$ 1.71	$ 1.49	$ 1.44	$ 1.27
Diluted earnings per common share:					
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.69	$ 1.68	$ 1.52	$ 1.31	$ 1.11
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.62	$ 1.69	$ 1.47	$ 1.42	$ 1.24
Weighted average number of shares and share equivalents outstanding (in thousands):					
Basic	30,255	30,576	31,503	30,619	29,822
Diluted	30,689	30,862	31,963	31,102	30,398
Operating and Other Financial Data:					
Continuing centers at end of year	204	197	183	163	139
Procedures performed during year	1,276,231	1,215,784	1,085,941	930,845	779,383
Same-center revenue (decrease) increase	(2%)	0%	3%	4%	5%
Cash flows provided by operating activities	$ 230,575	$ 232,584	$ 209,696	$ 182,916	$162,689
Cash flows used in investing activities	(72,905)	(112,792)	(131,780)	(179,368)	(71,794)
Cash flows used in financing activities	(152,900)	(121,963)	(76,321)	(6,322)	(91,308)

	At December 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 34,147	$ 29,377	$ 31,548	$ 29,953	$ 20,083
Working capital	89,393	80,161	85,497	83,792	66,591
Total assets	1,165,878	1,066,831	905,879	781,634	590,032
Long-term debt and other long-term liabilities	307,619	318,819	288,251	232,223	127,821
Non-redeemable and redeemable noncontrolling interests (1)	160,539	128,618	66,079	62,006	52,341
AmSurg Corp. shareholders' equity	564,068	505,116	460,429	411,225	343,108

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report contains certain forward-looking statements (all statements other than statements with respect to historical fact) within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve known and unknown risks and uncertainties including, without limitation, those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and listed below, some of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. Actual results could differ materially and adversely from those contemplated by any forward-looking statement. In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We undertake no obligation to publicly release any revisions to any forward-looking statements in this discussion to reflect events and circumstances occurring after the date hereof or to reflect unanticipated events.

Forward-looking statements and our liquidity, financial condition and results of operations may be affected by the following or by other unknown risks and uncertainties.

- the risk that payments from third-party payors, including government healthcare programs, may decrease or not increase as costs increase;
- adverse developments affecting the medical practices of our physician partners;
- our ability to maintain favorable relations with our physician partners;
- our ability to acquire and develop additional surgery centers on favorable terms;
- our ability to grow revenues by increasing procedure volume while maintaining operating margins and profitability at our existing centers;
- our ability to manage the growth in our business;
- our ability to obtain sufficient capital resources to complete acquisitions and develop new surgery centers;
- our ability to compete for physician partners, managed care contracts, patients and strategic relationships;
- adverse weather and other factors beyond our control that may affect our surgery centers;
- adverse impacts on our business associated with current and future economic conditions;
- our failure to comply with applicable laws and regulations;
- the risk of changes in legislation, regulations or regulatory interpretations that may negatively affect us;
- the risk of becoming subject to federal and state investigation;
- the risk from an unpredictable impact of the Health Reform Law;
- the risk of regulatory changes that may obligate us to buy out the ownership interests of physicians who are minority owners of our surgery centers;
- potential liabilities associated with our status as a general partner of limited partnerships;
- liabilities for claims brought against our facilities;
- our legal responsibility to minority owners of our surgery centers, which may conflict with our interests and prevent us from acting solely in our best interests;
- potential write-offs of the impaired portion of intangible assets; and
- potential liabilities relating to the tax deductibility of goodwill.

Overview

We acquire, develop and operate ambulatory surgery centers, or ASCs, in partnership with physicians. As of December 31, 2010, we owned a majority interest (51% or greater) in 204 ASCs. The following table presents the number of procedures performed at our continuing centers in operation and changes in the number of ASCs in operation, under development and under letter of intent for the years ended December 31, 2010, 2009 and 2008. An ASC is deemed to be under development when a limited partnership or limited liability company has been formed with the physician partners to develop the ASC.

	2010	2009	2008
Procedures	1,276,231	1,215,784	1,085,941
Continuing centers in operation, end of year	204	197	183
Average number of continuing centers in operation, during year	200	188	167
New centers added during year	7	14	20
Centers discontinued during year	5	1	6
Centers under development, end of year	1	1	3
Centers under letter of intent, end of year	8	1	5

Of the continuing centers in operation at December 31, 2010, 140 centers performed gastrointestinal endoscopy procedures, 37 centers performed ophthalmology surgery procedures, 19 centers performed procedures in multiple specialties and eight centers performed orthopaedic procedures. We intend to expand primarily through the acquisition and development of additional single-specialty and multi-specialty ASCs and through future same-center growth. Our growth targets for 2011 include the acquisition or development of 13 to 16 surgery centers. We expect our same-center revenue to be flat to a 1% decline in 2011. Our expectation is primarily based on reductions in Medicare reimbursement rates for 2011, as well as the continuing poor economic outlook and high unemployment rate, which we believe will result in limited incremental patient visits and thus surgical procedures.

While we generally own 51% of the entities that own the surgery centers, our consolidated statements of earnings include 100% of the results of operations of the entities, reduced by the noncontrolling partners' share of the net earnings or loss of the surgery center entities. The noncontrolling ownership interest in each limited partnership or limited liability company is generally held directly or indirectly by physicians who perform procedures at the center.

Sources of Revenues

Substantially all of our revenues are derived from facility fees charged for surgical procedures performed in our surgery centers. This fee varies depending on the procedure, but usually includes all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications. Facility fees do not include the charges of the patient's surgeon, anesthesiologist or other attending physicians, which are billed directly by the physicians. In limited instances, our revenues include charges for anesthesia services delivered by medical professionals employed or contracted by our centers. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors.

ASCs depend upon third-party reimbursement programs, including governmental and private insurance programs, to pay for services rendered to patients. The amount of payment a surgery center receives for its services may be adversely affected by market and cost factors as well as other factors over which we have no control, including changes to the Medicare and Medicaid payment systems and the cost containment and utilization decisions of third-party payors. We derived approximately 31%, 33% and 34% of our revenues in the years ended December 31, 2010, 2009 and 2008, respectively, from governmental healthcare programs, primarily Medicare, and the remainder from a wide mix of commercial payors and patient co-pays and deductibles. The Medicare program currently pays ASCs in accordance with predetermined fee schedules.

Effective January 1, 2008, CMS revised the payment system for services provided in ASCs. The key points of the revised payment system as it relates to us are:

- ASCs are paid based upon a percentage of the payments to hospital outpatient departments pursuant to the hospital outpatient prospective payment system;
- a scheduled phase-in of the revised rates over four years, beginning January 1, 2008; and
- planned annual increases in the ASC rates beginning in 2010 based on the consumer price index, or CPI.

The revised payment system has resulted in a significant reduction in the reimbursement rates for gastroenterology procedures, which comprise approximately 78% of the procedures performed by our surgery centers, and certain ophthalmology and pain procedures. Effective for fiscal year 2011 and subsequent years, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Health Reform Law, provides for the annual CPI increases applicable to ASCs to be reduced by a productivity adjustment, which will be based on historical nationwide productivity gains. We estimate that our net earnings per share were negatively impacted by the revised payment system by $0.05 in 2008, by an additional $0.07 in 2009 and an additional $0.06 in 2010. In November 2010, CMS announced final reimbursement rates for 2011 under the revised payment system, which reflect a 1.5% CPI increase and a 1.3% productivity adjustment decrease. Based on our current procedure mix and payor mix volume, we believe the 2011 scheduled reduction in payment rates will reduce our net earnings per diluted share in 2011 by approximately $0.05 as compared to 2010. The scheduled phase-in of the revised rates will be completed in 2011, and reimbursement rates for our ASCs should be increased annually thereafter based upon increases in the CPI. However, rates will also be subject to annual reductions based on a productivity adjustment. There can be no assurance, that CMS will not further revise the payment system, or that any annual CPI increases will be material.

The Health Reform Law represents significant change across the healthcare industry. The Health Reform Law contains a number of provisions designed to reduce Medicare program spending, including an annual productivity adjustment that will reduce payment updates to ASCs beginning in fiscal year 2011. However, the Health Reform Law also expands coverage of uninsured individuals through a combination of public program expansion and private sector health insurance reforms. For example, the Health Reform Law, as enacted, expands eligibility under existing Medicaid programs, imposes financial penalties on individuals who fail to carry insurance coverage, creates affordability credits for those not enrolled in an employer-sponsored health plan, requires each state to establish a health insurance exchange and permits states to create federally funded, non-Medicaid plans for low-income residents not eligible for Medicaid. The Health Reform Law also establishes a number of private health insurance market reforms, including a ban on lifetime limits and pre-existing condition exclusions, new benefit mandates, and increased dependent coverage.

Effective for plan years beginning on or after September 23, 2010, many health plans are required to cover, without cost-sharing, certain preventive services designated by the U.S. Preventive Services Task Force, including colonoscopies. Beginning January 1, 2011, Medicare must also cover these preventive services without cost-sharing, and, beginning in 2013, states that provide Medicaid coverage of these preventive services without cost-sharing will receive a one percentage point increase in their federal medical assistance percentage for these services.

Health insurance market reforms that expand insurance coverage may result in an increased volume for certain procedures at our centers. However, many of these provisions of the Health Reform Law will not become effective until 2014 or later, and these provisions may be amended or eliminated or their impact could be offset by reductions in reimbursement under the Medicare program. More than 20 challenges to the Health Reform Law have been filed in federal courts. Some federal district courts have upheld the constitutionality of the Health Reform Law or dismissed cases on procedural grounds. Others have held the requirement that individuals maintain health insurance or pay a penalty to be unconstitutional and have either found the Health Reform Law void in its entirety or left the remainder of the law intact. These lawsuits are subject to appeal. Further, Congress is considering bills that would repeal or revise the Health Reform Law.

Because of the many variables involved, including the law's complexity, lack of implementing regulations or interpretive guidance, gradual implementation, pending court challenges, and possible amendment or repeal, we are unable to predict the net effect of the reductions in Medicare spending, the expected increases in revenues from increased procedure volumes, and numerous other provisions in the law that may affect the Company. We are further unable to foresee how individuals and employers will respond to the choices afforded them by the Health Reform Law. Thus, we cannot predict the full impact of the Health Reform Law on the Company at this time.

CMS is increasing its administrative audit efforts through the nationwide expansion of the recovery audit contractor, or RAC, program. RACs are private contractors that conduct post-payment reviews of providers and suppliers that bill Medicare to detect and correct improper payments for services. The Health Reform Law expands the RAC program's scope to include Medicaid claims by requiring all states to establish programs to contract with RACs by December 31, 2010. In addition to RACs, other contractors, such as Medicaid Integrity Contractors, perform payment audits to identify and correct improper payments. We could incur costs associated with appealing any alleged overpayments and be required to repay any alleged overpayments identified by these or other administrative audits.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. Effective January 15, 2009, CMS promulgated three national coverage determinations that prevent Medicare from paying for certain serious, preventable medical errors performed in any healthcare facility, such as surgery performed on the wrong patient or the wrong site. Several commercial payors also do not reimburse providers for certain preventable adverse events. In addition, a 2006 federal law authorizes CMS to require ASCs to submit data on certain quality measures. ASCs that fail to submit the required data would face a two percentage point reduction in their annual reimbursement rate increase. CMS has not yet implemented the quality measure reporting requirement but has announced that it expects to do so in a future rulemaking. Further, the Health Reform Law required the Department of Health and Human Services, or HHS, to present a plan to Congress by January 1, 2011 for implementing a value-based purchasing system that would tie Medicare payments to ASCs to quality and efficiency measures. HHS has not yet publicly issued this plan. The Health Reform Law also requires HHS to study whether to expand to ASCs its current policy of not paying additional amounts for care provided to treat conditions acquired during an inpatient hospital stay.

In addition to payment from governmental programs, ASCs derive a significant portion of their revenues from private healthcare insurance plans. These plans include both standard indemnity insurance programs as well as managed care programs, such as PPOs and HMOs. The strengthening of managed care systems nationally has resulted in substantial competition among providers of surgery center services that contract with these systems. Exclusion from participation in a managed care network could result in material reductions in patient volume and revenue. Some of our competitors have greater financial resources and market penetration than we do. We believe that all payors, both governmental and private, will continue their efforts over the next several years to reduce healthcare costs and that their efforts will generally result in a less stable market for healthcare services. While no assurances can be given concerning the ultimate success of our efforts to contract with healthcare payors, we believe that our position as a low-cost alternative for certain surgical procedures should enable our surgery centers to compete effectively in the evolving healthcare marketplace.

Critical Accounting Policies

Our accounting policies are described in note 1 of our consolidated financial statements. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Principles of Consolidation. The consolidated financial statements include the accounts of AmSurg and our subsidiaries and the majority owned limited partnerships and limited liability companies in which our wholly owned subsidiaries are the general partner or majority member. Consolidation of such limited partnerships and limited liability companies is necessary, as our wholly owned subsidiaries have 51% or more of the financial interest of each entity, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnership or limited liability company and have control of the entity. The responsibilities of our noncontrolling partners are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt that they are required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated.

We identify and present ownership interests in subsidiaries held by noncontrolling parties in our consolidated financial statements within the equity section but separate from our equity. However, in instances in which certain redemption features that are not solely within our control are present, classification of noncontrolling interests outside of permanent equity is required. The amounts of consolidated net income attributable to us and to the noncontrolling interests are identified and presented on the face of the consolidated statements of earnings; changes in ownership interests are accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary is measured at fair value. Lastly, the cash flow impact of certain transactions with noncontrolling interests is classified within financing activities.

Upon the occurrence of various fundamental regulatory changes, we would be obligated under the terms of our partnership and operating agreements to purchase the noncontrolling interests related to substantially all of our partnerships. While we believe that the likelihood of a change in current law that would trigger such purchases was remote as of December 31, 2010, and the occurrence of such regulatory changes is outside of our control. As a result, these noncontrolling interests that are subject to this redemption feature are not included as part of our equity and are classified as noncontrolling interests – redeemable on our consolidated balance sheets.

Center profits and losses are allocated to our partners in proportion to their ownership percentages and reflected in the aggregate as net earnings attributable to noncontrolling interests. The partners of our center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the center in which it is a partner. Accordingly, the earnings attributable to noncontrolling interests in each of our partnerships are generally determined on a pre-tax basis. Total net earnings attributable to noncontrolling interests are presented after net earnings. However, we consider the impact of the net earnings attributable to noncontrolling interests on earnings before income taxes in order to determine the amount of pre-tax earnings on which we must determine our tax expense. In addition, distributions from the partnerships are made to both our wholly owned subsidiaries and the partners on a pre-tax basis.

We operate in one reportable business segment, the ownership and operation of ASCs.

Revenue Recognition. Center revenues consist of billing for the use of the centers' facilities, or facility fees, directly to the patient or third-party payor, and in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Allowance for Contractual Adjustments and Bad Debt Expense. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors, which we estimate based on historical trends of the surgery centers' cash collections and contractual write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. In addition, we must estimate allowances for bad debt expense using similar information and analysis. These estimates are recorded and monitored monthly for each of our surgery centers as additional revenue is recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, that the range of reimbursement for those procedures within each surgery center specialty is very narrow and that payments are typically received within 15 to 45 days of billing. In addition, our surgery centers are not required to file cost reports, and therefore, we have no risk of unsettled amounts from governmental third-party payors. These estimates are not, however, established from billing system-generated contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter. While we believe that our allowances for contractual adjustments and bad debt expense are adequate, if the actual contractual adjustments and write-offs are in excess of our estimates, our results of operations may be overstated. During the years ended December 31, 2010, 2009 and 2008, we had no significant adjustments to our allowances for contractual adjustments and bad debt expense related to prior periods. At December 31, 2010 and 2009, net accounts receivable reflected allowances for contractual adjustments of $118.5 million and $100.1 million, respectively, and allowances for bad debt expense of $13.1 million and $12.4 million, respectively. The increase in our contractual allowance and allowances for bad debt expense is primarily related to allowances established for new centers acquired and increases in standard rates at existing centers during 2010. At December 31, 2010 and 2009, we had 31 and 32 days outstanding, respectively, reflected in our gross accounts receivable.

Purchase Price Allocation. We allocate the respective purchase price of our acquisitions by first determining the fair value of net tangible and identifiable intangible assets acquired. Secondly, the excess amount of purchase price is allocated to unidentifiable intangible assets (goodwill). The fair value of goodwill attributable to noncontrolling interests in centers acquired subsequent to December 31, 2008, is also reflected in the allocation and is based on significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests in centers. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. A significant portion of each surgery center's purchase price historically has been allocated to goodwill due to the nature of the businesses acquired, the pricing and structure of our acquisitions and the absence of other factors indicating any significant value that could be attributable to separately identifiable intangible assets.

Goodwill. We evaluate goodwill for impairment at least on an annual basis. Impairment of carrying value will also be evaluated more frequently if certain indicators are encountered. Goodwill is required to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. We have determined that we have one operating, as well as one reportable, segment. For impairment testing purposes, our centers each qualify as components of that operating segment. Because they have similar economic characteristics, they are aggregated and deemed a single reporting unit. We completed our annual impairment test as required as of December 31, 2010, and have determined that it is not necessary to recognize impairment in our goodwill.

Results of Operations

Our revenues are directly related to the number of procedures performed at our surgery centers. Our overall growth in procedure volume is impacted directly by the increase in the number of surgery centers in operation and the growth in procedure volume at existing centers. We increase our number of surgery centers through both acquisitions and developments. Procedure growth at an existing center may result from additional contracts entered into with third-party payors, increased market share of our physician partners, additional physicians utilizing the center and/or scheduling and operating efficiencies gained at the surgery center. A significant measurement of how much our revenues grow from year to year for existing centers is our same-center revenue percentage. We define our same-center group each year as those centers that contain full year-to-date operations in both comparable reporting periods, including the expansion of the number of operating centers associated with a limited partnership or limited liability company. Our 2010 same-center group is comprised of 187 centers and experienced a 2% revenue decline. We believe this decline is primarily related to the adverse economic environment and high unemployment, which we believe has caused patients to delay or cancel surgical procedures. This trend was generally experienced throughout our same-center base, without significant variations in any particular geography or surgical specialty. Our same-center group in 2011 will be comprised of 197 centers, which constitutes approximately 97% of our total number of centers. We expect flat to a 1% decline in our same-center revenue for 2011 due to reductions in Medicare reimbursement rates for 2011, as well as the continuing poor economic outlook and high unemployment rates, which we believe will continue to limit the incremental patient visits and thus surgical procedures.

Expenses directly and indirectly related to procedures performed at our surgery centers include clinical and administrative salaries and benefits, supply cost and other operating expenses such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. The majority of our corporate salary and benefits cost is associated directly with the number of centers we own and manage and tends to grow in proportion to the growth of our centers in operation. Our centers and corporate offices also incur costs that are more fixed in nature, such as lease expense, legal fees, property taxes, utilities and depreciation and amortization.

Surgery center profits are allocated to our noncontrolling partners in proportion to their individual ownership percentages and reflected in the aggregate as total net earnings attributable to noncontrolling interests and are presented after net earnings. The noncontrolling partners of our center limited partnerships and limited liability companies typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each noncontrolling partner shares in the pre-tax earnings of the center of which it is a partner. Accordingly, net earnings attributable to the noncontrolling interests in each of our center limited partnerships and limited liability companies are generally determined on a pre-tax basis, and pre-tax earnings are presented before net earnings attributable to noncontrolling interests have been subtracted.

Accordingly, the effective tax rate on pre-tax earnings as presented has been reduced to approximately 16%. However, the effective tax rate based on pre-tax earnings attributable to AmSurg Corp. common shareholders, on an annual basis, will remain near the historical percentage of 40%. We file a consolidated federal income tax return and numerous state income tax returns with varying tax rates. Our income tax expense reflects the blending of these rates.

Net earnings from continuing operations attributable to AmSurg Corp. common shareholders are disclosed on the consolidated statements of earnings.

Our interest expense results primarily from our borrowings used to fund acquisition and development activity, as well as interest incurred on capital leases. We refinanced our revolving credit facility in May 2010, which resulted in the payment of additional fees and has increased our interest expense as a result of higher interest rates under our new credit facilities. See "– Liquidity and Capital Resources."

The following table shows certain statement of earnings items expressed as a percentage of revenues for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Revenues	100.0%	100.0%	100.0%
Operating expenses:			
Salaries and benefits	30.0	30.0	29.0
Supply cost	13.2	12.4	11.8
Other operating expenses	21.0	20.5	20.6
Depreciation and amortization	3.5	3.4	3.4
Total operating expenses	67.7	66.3	64.8
Operating income	32.3	33.7	35.2
Interest expense	1.9	1.2	1.6
Earnings from continuing operations before income taxes	30.4	32.5	33.6
Income tax expense	4.8	5.3	5.6
Net earnings from continuing operations, net of income tax	25.6	27.2	28.0
Discontinued operations:			
Net (loss) gain from discontinued operations	(0.2)	0.3	0.2
Net earnings	25.4	27.5	28.2
Less net earnings attributable to noncontrolling interests:			
Net earnings from continuing operations	18.2	19.4	19.8
Net earnings from discontinued operations	0.2	0.2	0.4
Total net earnings attributable to noncontrolling interests	18.4	19.6	20.2
Net earnings attributable to AmSurg Corp. common shareholders	7.0%	7.9%	8.0%
Amounts attributable to AmSurg Corp. common shareholders:			
Earnings from continuing operations, net of income tax	7.3	7.8	8.3
Discontinued operations, net of income tax	(0.3)	0.1	(0.3)
Net earnings attributable to AmSurg Corp. common shareholders	7.0%	7.9%	8.0%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The number of procedures performed in our ASCs increased by 60,447, or 5%, to 1,276,231 in 2010 from 1,215,784 in 2009. Revenues increased $52.2 million, or 8%, to $710.4 million in 2010 from $658.2 million in 2009. The additional revenue growth over procedure growth is primarily due to a higher level of acuity of procedure mix due to the type of centers acquired in 2009 and 2010. Our same-center revenue declined approximately 2% during the period ended December 31, 2010, primarily due to the adverse economic conditions and high unemployment, which we believe has resulted in reduced patient visits and surgical procedures. The increase in procedure and revenue growth is attributable to the additional centers acquired in 2009 and 2010 as follows:

- centers acquired or opened in 2009, which contributed $43.3 million of additional revenues due to having a full period of operations in 2010; and
- centers acquired and opened in 2010, which generated $17.4 million in revenues.

Salaries and benefits increased by 8% to $213.3 million in 2010 from $197.6 million in 2009. Salaries and benefits as a percentage of revenues were 30% in both periods. Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers, resulted in a 10% increase in salaries and benefits at our surgery centers in 2010. However, we experienced a 1% decrease in salaries and benefits at our corporate offices during 2010 over 2009, primarily due to lower bonus expense.

Supply cost was $94.1 million in 2010, an increase of $12.5 million, or 15%, over supply cost in 2009. This increase was primarily the result of additional procedure volume. Our average supply cost per procedure in 2010 increased by approximately $7. This increase is related to greater use of premium cataract lenses at our ophthalmology centers, the migration from reusable to disposable supplies, the temporary increase in certain drug costs at our gastroenterology centers, and procedures with greater acuity performed at our multi-specialty centers, which had a higher weighted average supply cost.

Other operating expenses increased $14.3 million, or 11%, to $148.9 million in 2010 from $134.6 million in 2009. The additional expense in the 2010 period resulted primarily from:

- centers acquired or opened during 2009, which resulted in an increase of $6.9 million in other operating expenses;
- an increase of $2.7 million in other operating expenses at our 2010 same-center group resulting primarily from general inflationary cost increases and additional procedure volume; and
- centers acquired or opened during 2010, which resulted in an increase of $2.6 million in other operating expenses.

Depreciation and amortization expense increased $2.6 million, or 11%, in 2010 from 2009, primarily as a result of centers acquired in 2009 now having a full year of operations. In addition, the Company recorded additional depreciation expense of approximately $1.1 million associated with the acceleration of scheduled leasehold improvement depreciation at a center that will be relocated in 2011, prior to the expiration of its original expected lease term.

We anticipate further increases in operating expenses in 2011, primarily due to additional acquired centers and an additional start-up center expected to be placed in operation. Typically, a start-up center will incur start-up losses while under development and during its initial months of operation, and will experience lower revenues and operating margins than an established center. This typically continues until the case load at the center grows to a more normal operating level, which generally is expected to occur within 12 months after the center opens. At December 31, 2010, we had one center under development.

Interest expense increased $5.7 million, or 75%, to $13.4 million from $7.6 million in 2010. We refinanced our revolving credit facility in May 2010, which resulted in an increase in interest expense of approximately $5.5 million due to higher interest rates under our new credit agreements and the write-off of remaining unamortized deferred financing costs. See "— Liquidity and Capital Resources."

We recognized income tax expense of $34.3 million in 2010 compared to $35.1 million in 2009. Our effective tax rate in 2010 was 15.9% of earnings from continuing operations before income taxes. This differs from the federal statutory income tax rate of 35.0% primarily due to the exclusion of the noncontrolling interests share of pre-tax earnings and the impact of state income taxes. Because we deduct goodwill amortization for tax purposes only, approximately 50% to 60% of our income tax expense is deferred and our deferred tax liability continues to increase, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers.

During 2010, we sold our interest in one surgery center and classified five additional surgery centers as discontinued in 2010, following management's assessment of limited growth opportunities at these centers. In 2009, we disposed our interests in one surgery center, and classified one surgery center as discontinued. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax loss on the disposition of discontinued interests in surgery centers of $1.1 million during 2010 and an after tax loss for the disposition of discontinued interests in surgery centers of $1.9 million in 2009. The net earnings derived from the operations of the discontinued surgery centers was $1.6 million for 2010 and $2.6 million for 2009.

Net earnings from continuing operations attributable to noncontrolling interests in 2010 increased $2.1 million, or 2%, to $129.6 million from the comparable 2009 period, primarily as a result of net earnings associated with surgery centers recently added to operations. As a percentage of revenues, net earnings attributable to noncontrolling interests decreased to 18.2% from 19.4% during the 2009 period as a result of reduced center profit margins caused by lower same-center revenue. The net earnings from discontinued operations attributable to noncontrolling interests were $1.0 million and $1.6 million in 2010 and 2009, respectively.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues increased $69.6 million, or 12%, to $658.2 million in 2009 from $588.7 million in 2008. The number of procedures performed in our ASCs increased by 129,843, or 12%, to 1,215,784 in 2009 from 1,085,941 in 2008. The additional revenues resulted primarily from:

- centers acquired or opened in 2008, which contributed $59.7 million of additional revenues due to having a full period of operations in 2009; and
- centers acquired and opened in 2009, which generated $8.6 million in revenues.

While our same-center procedure growth was approximately 1% in 2009, due to reductions in reimbursement from CMS, adverse economic conditions and high unemployment, our same-center revenue was flat. Staff at newly acquired and developed centers, as well as the additional staffing required at certain existing centers, resulted in a 13% increase in salaries and benefits at our surgery centers in 2009. We experienced a 32% increase in salaries and benefits at our corporate offices during 2009 over 2008.

The increase in corporate office salaries and benefits was primarily due to higher bonus expense incurred during the 2009 period, year over year salary increases, investment gains associated with our supplemental retirement plan, which are allocated to salaries and benefits because the gains are attributable to the participants' self-directed investments, and additional employees, primarily in our information technology area. Salaries and benefits increased in total by 16% to $197.6 million in 2009 from $170.5 million in 2008. Salaries and benefits as a percentage of revenues increased in 2009 compared to 2008, primarily due to the impact of flat revenue growth within our same center group against the increase in corporate salaries and benefits in 2009, as described above.

Supply cost was $81.6 million in 2009, an increase of $12.4 million, or 18%, over supply cost in 2008. This increase was primarily the result of additional procedure volume. Our average supply cost per procedure in 2009 increased by approximately $3. This increase is related to a combination of higher utilization of disposable supplies at our gastroenterology centers, greater use of premium cataract lenses at our ophthalmology centers and a greater percentage of non-gastroenterology procedures performed at our multispecialty and orthopaedic centers, which had a higher weighted average cost.

Other operating expenses increased $13.0 million, or 11%, to $134.6 million in 2009 from $121.6 million in 2008. The additional expense in the 2009 period resulted primarily from:

- centers acquired or opened during 2008, which resulted in an increase of $10.4 million in other operating expenses;
- centers acquired or opened during 2009, which resulted in an increase of $2.2 million in other operating expenses; and
- an increase of $2.3 million in other operating expenses at our 2009 same-center group resulting primarily from general inflationary cost increases and additional procedure volume.

Other operating expenses at our corporate offices decreased during 2009 from 2008 by approximately $1.9 million primarily due to changes in the gains and losses of the Company's supplemental employee retirement plan investments, which offset the corresponding increases in salary cost.

Depreciation and amortization expense increased $2.2 million, or 11%, in 2009 from 2008, primarily as a result of centers acquired since 2008 and newly developed surgery centers in operation, which have an initially higher level of depreciation expense due to their construction costs.

Although our average debt outstanding was approximately 28% higher in 2009 over 2008, interest expense decreased $2.1 million in 2009, or 21%, from 2008, due to a reduced average interest rate in 2009 on our variable interest debt.

We recognized income tax expense of $35.1 million in 2009 compared to $32.5 million in 2008. Our effective tax rate in 2009 was 16.4% of earnings from continuing operations before income taxes. This differs from the federal statutory income tax rate of 35.0%, primarily due to the exclusion of the noncontrolling interests share of pre-tax earnings and the impact of state income taxes. Because we deduct goodwill amortization for tax purposes only, approximately 40% of our income tax expense is deferred and our deferred tax liability continues to increase, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers.

During 2009, we sold our interests in one surgery center following management's assessment of limited growth opportunities at this center. In 2008, we sold our interests in three surgery centers, closed three surgery centers and classified one surgery center as discontinued. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented along with the results of operations of the centers classified as discontinued during 2010. We recognized an after tax loss for the disposition of discontinued interests in surgery centers of $702,000 during 2009 and $1.8 million in 2008. The net earnings derived from the operations of the discontinued surgery centers was $2.6 million for 2009 and 2008, respectively.

Net earnings from continuing operations attributable to noncontrolling interests in 2009 increased $11.1 million, or 10%, to $127.6 million from the comparable 2008 period, primarily as a result of net earnings associated with surgery centers recently added to operations. As a percentage of revenues, net earnings attributable to noncontrolling interests decreased to 19.4% from 19.8% during the 2008 period as a result of reduced center profit margins caused by lower same-center revenue. The net earnings from discontinued operations attributable to noncontrolling interests were $1.6 million and $2.4 million in 2009 and 2008, respectively.

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2010 and 2009 were $34.1 million and $29.4 million, respectively. At December 31, 2010, we had working capital of $89.4 million, compared to $80.2 million at December 31, 2009. Operating activities for 2010 generated $230.6 million in cash flow, which was comparable to cash flow generated from operating activities in 2009 of $232.6 million. Positive operating cash flows of individual centers are the sole source of cash used to make distributions to our wholly owned subsidiaries, as well as to the other partners, which the centers are obligated to make on a monthly basis in accordance with each partnership's partnership or operating agreement. Distributions to noncontrolling interests, which is considered a financing activity, in the year ended December 31, 2010 and 2009, were $132.1 million and $130.1 million, respectively. Distributions to noncontrolling interests increased $2.0 million, primarily as a result of additional centers in operation.

The principal source of our operating cash flow is the collection of accounts receivable from governmental payors, commercial payors and individuals. Each of our surgery centers bills for services as delivered, usually within several days following the date of the procedure. Generally, unpaid amounts that are 30 days past due are rebilled based on a standard set of procedures. If amounts remain uncollected after 60 days, our surgery centers proceed with a series of late-notice notifications until amounts are either collected, contractually written off in accordance with contracted rates or determined to be uncollectible, typically after 90 to 120 days. Receivables determined to be uncollectible are written off and such amounts are applied to our estimate of allowance for bad debts as previously established in accordance with our policy for allowance for bad debt expense. The amount of actual write-offs of account balances for each of our surgery centers is continuously compared to established allowances for bad debt to ensure that such allowances are adequate. At December 31, 2010 and 2009, our accounts receivable represented 31 and 32 days of revenue outstanding, respectively.

During 2010, we had total acquisitions and capital expenditures of $73.0 million, which included:

- $53.7 million for acquisitions of interests in ASCs and related transactions;
- $20.5 million for new or replacement property at existing centers, including $4.0 million in new capital leases; and
- $2.8 million for centers under development.

As of December 31, 2010, the Company had a purchase price payable of $3.9 million for an acquisition completed immediately prior to the end of the year and funded in January 2011 through borrowings under our revolving credit facility.

In December 2010, we entered into two separate agreements to purchase a controlling interest in two centers for $21.3 million. The consummation of the acquisitions is contingent upon the satisfaction of closing conditions customary for transactions of this type. We anticipate closing these transactions in April 2011 and intend to fund the acquisitions through a combination of operating cash flow and borrowings under our revolving credit facility.

During 2010, we had unfunded construction and equipment purchase commitments for centers under development or under renovation of approximately $1.0 million, which we intend to fund through additional borrowings of long-term debt, operating cash flow and capital contributions by our partners. During 2010, we received $60,000 in proceeds from the sale of a surgery center and $73,000 in capital contributions from our noncontrolling partners.

During 2010, we had net repayments on long-term debt of $19.3 million, and at December 31, 2010 we had $188.0 million outstanding under our revolving credit agreement and $75.0 million of senior secured notes outstanding. At December 31, 2010, we were in compliance with all covenants contained in our revolving credit agreement and note purchase agreement.

We refinanced our revolving credit facility on May 28, 2010. Our revolving credit agreement permits us to borrow up to $375.0 million to, among other things, finance our acquisition and development projects and any future stock repurchase programs at an interest rate equal to, at our option, the base rate plus 1.25% to 2.50%, or LIBOR plus 2.25% to 3.50%, or a combination thereof; provides for a fee of 0.25% to 0.625% of unused commitments; and contains certain covenants relating to the ratio of debt to net worth, operating performance and minimum net worth. Borrowings under the revolving credit agreement mature in May 2015 and are secured primarily by a pledge of the stock of our subsidiaries that serve as the general partners of our limited partnerships and our partnership and membership interests in the limited partnerships and limited liability companies.

On May 28, 2010, we issued, pursuant to a note purchase agreement, $75.0 million of 6.04% senior secured notes due May 29, 2020. The senior secured notes are pari passu with the indebtedness under our revolving credit facility and require payment of principal beginning in year four. The note purchase agreement governing the senior secured notes contains covenants similar to the covenants contained in the revolving credit agreement.

Fees associated with the refinancing of our revolving credit facility, an increase in the interest rate under our new revolving credit facility, and fixed rate senior secured notes outstanding resulted in an increase in interest expense and a decrease in operating cash flow of approximately $5.5 million in 2010.

In September 2008, our board of directors authorized a stock repurchase program for up to $25.0 million of our outstanding common stock, which we fully executed during 2008 and 2009, resulting in the purchase of 1,347,752 shares. In October 2010, our board of directors approved a new stock repurchase program for up to $40.0 million of our outstanding shares of common stock to be purchased over the following 18 months. We intend to fund the purchase price for any shares acquired using primarily cash generated from our operations and borrowings under our revolving credit agreement.

The following schedule summarizes all of our contractual obligations by period as of December 31, 2010 (in thousands):

	Payments Due by Period				
	Total	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long-term debt, including interest (1)	$329,391	$14,517	$ 32,763	$226,736	$ 55,375
Capital lease obligations, including interest	18,962	3,498	3,734	1,961	9,769
Operating leases, including renewal option periods (2)	404,982	35,385	67,739	64,451	237,407
Construction in progress commitments	1,008	1,008	–	–	–
Liability for unrecognized tax benefits	8,434	–	8,434	–	–
Purchase commitment	25,152	25,152	–	–	–
Total contractual cash obligations	$787,929	$79,560	$112,670	$293,148	$302,551

(1) Our long-term debt may increase based on future acquisition activity. We will use our operating cash flow to repay existing long-term debt under our revolving credit and note agreements prior to or on its maturity date.

(2) Operating lease obligations do not include common area maintenance, or CAM, insurance or tax payments for which the Company is also obligated. Total expense related to CAM, insurance and taxes for the 2010 fiscal year was approximately $5.4 million.

In addition, as of February 24, 2011, we had available under our revolving credit agreement $191.5 million for acquisition borrowings, of which we expect to use approximately $21.3 million to acquire two centers in April 2011.

Based upon our current operations and anticipated growth, we believe our operating cash flow and borrowing capacity will be adequate to meet our working capital and capital expenditure requirements for the next 12 to 18 months. In addition to acquiring and developing single ASCs, we may from time to time consider other acquisitions or strategic joint ventures involving other companies, multiple-center chains or networks of ASCs. Such acquisitions, joint ventures or other opportunities may require an amendment to our current credit agreement or additional external financing. As previously discussed, we cannot assure you that any required financing will be available, or will be available on terms acceptable to us.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued guidance that establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles, or GAAP. Use of the new Codification is effective for interim and annual periods ending after September 15, 2009. We have used the new Codification in reference to GAAP in this annual report and such use has not impacted our consolidated results.

In June 2009, the FASB amended the consolidation guidance related to variable-interest entities. The amendments include the elimination of the exemption for qualifying special purpose entities, revised criteria for determining the primary beneficiary of a variable-interest entity, and expanded the requirements for reconsideration of the primary beneficiary. This standard is effective for us on January 1, 2010. The adoption of this standard did not have a material impact on our consolidated results of operations or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We utilize a balanced mix of maturities along with both fixed-rate and variable-rate debt to manage our exposures to changes in interest rates. Indebtedness outstanding pursuant to our revolving credit facility bears interest at a variable rate indexed to the base rate or LIBOR plus the applicable margin. Indebtedness outstanding pursuant to our senior secured notes bears interest of a fixed rate of 6.04%. We entered into an interest rate swap agreement in April 2006 in which $50.0 million of the principal amount outstanding under the revolving credit facility will bear interest at a fixed-rate of 5.365% for the period from April 28, 2006 to April 28, 2011. Interest rate changes would result in gains or losses in the market value of our debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based upon our indebtedness at December 31, 2010, a 100 basis point interest rate change would impact our net earnings and cash flow by approximately $900,000 annually. Although there can be no assurances that interest rates will not change significantly, we do not expect changes in interest rates to have a material effect on our income or cash flows in 2011.

As previously discussed, we refinanced our revolving credit facility and entered into a private placement debt arrangement in May 2010. These new credit agreements provide for additional fees and higher interest spreads. Accordingly, we expect our interest expense will increase and our operating cash flow will decrease by approximately $3.5 million in 2011 due to the full year impact of the refinancing.

The table below provides information as of December 31, 2010 about our long-term debt obligations based on maturity dates that are sensitive to changes in interest rates, including principal cash flows and related weighted average interest rates by expected maturity dates (in thousands, except percentage data):

	Years Ended December 31,							Fair Value at December 31,
	2011	2012	2013	2014	2015	Thereafter	Total	2010
Fixed rate	$5,801	$4,760	$8,655	$12,085	$ 61,235	$55,573	$148,109	$148,109
Average interest rate	5.1%	4.7%	5.5%	6.0%	3.6%	6.0%		
Variable rate	$ 848	$ 840	$ 774	$ 375	$138,654	$ 263	$141,754	$150,935
Average interest rate	4.9%	5.0%	5.1%	4.0%	3.0%	3.9%		

The difference in maturities of long-term obligations and overall increase in total borrowings from 2009 to 2010 principally resulted from the refinancing of our revolving credit facility, or new senior secured notes, and our borrowings associated with acquisitions of surgery centers. The average interest rates on these borrowings at December 31, 2010 remained consistent as compared to December 31, 2009. Included in the table above is $50.0 million of fixed rate debt set to mature during 2015 which will revert to variable rate debt during the second quarter of 2011 due to the maturity of the interest rate swap agreement that currently fixes the interest on that debt.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
AmSurg Corp.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of AmSurg Corp. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company adopted the amended provisions of Financial Accounting Standards Accounting Standards Codification ("ASC") 805, *Business Combinations*, which resulted in the Company changing the method in which it accounts for business combinations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
February 25, 2011

AmSurg Corp.
Consolidated Balance Sheets
December 31, 2010 and 2009
(Dollars in thousands)

	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 34,147	$ 29,377
Accounts receivable, net of allowance of $13,070 and $12,375, respectively	67,617	66,886
Supplies inventory	10,157	8,745
Deferred income taxes	1,509	2,324
Prepaid and other current assets	18,660	15,408
Current assets held for sale	866	34
Total current assets	132,956	122,774
Property and equipment, net	119,167	120,158
Goodwill	894,497	813,876
Intangible assets, net	11,361	9,797
Long-term assets held for sale	7,897	170
Long-term receivables	–	56
Total assets	$1,165,878	$1,066,831
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt	$ 6,648	$ 5,989
Accounts payable	15,291	14,821
Accrued salaries and benefits	17,952	18,156
Other accrued liabilities	3,136	3,208
Current income taxes payable	–	402
Current liabilities held for sale	536	37
Total current liabilities	43,563	42,613
Long-term debt	283,215	296,783
Deferred income taxes	90,089	71,665
Other long-term liabilities	24,404	22,036
Commitments and contingencies		
Noncontrolling interests – redeemable	147,740	123,363
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued or outstanding	–	–
Equity:		
Common stock, no par value 70,000,000 shares authorized, 31,039,770 and 30,674,525 shares outstanding, respectively	171,522	163,729
Retained earnings	393,061	343,236
Accumulated other comprehensive loss, net of income taxes	(515)	(1,849)
Total AmSurg Corp. equity	564,068	505,116
Noncontrolling interests – non-redeemable	12,799	5,255
Total equity	576,867	510,371
Total liabilities and equity	$1,165,878	$1,066,831

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Earnings
Years Ended December 31, 2010, 2009 and 2008
(In thousands, except earnings per share)

	2010	2009	2008
Revenues	$710,409	$658,223	$588,658
Operating expenses:			
Salaries and benefits	213,274	197,569	170,456
Supply cost	94,064	81,607	69,223
Other operating expenses	148,878	134,574	121,564
Depreciation and amortization	24,910	22,351	20,172
Total operating expenses	481,126	436,101	381,415
Operating income	229,283	222,122	207,243
Interest expense	13,371	7,647	9,704
Earnings from continuing operations before income taxes	215,912	214,475	197,539
Income tax expense	34,324	35,067	32,472
Net earnings from continuing operations	181,588	179,408	165,067
Discontinued operations:			
Earnings from operations of discontinued interests in surgery centers, net of income tax	1,640	2,644	2,632
Loss on disposal of discontinued interests in surgery centers, net of income tax	(2,732)	(702)	(1,773)
Net (loss) gain from discontinued operations	(1,092)	1,942	859
Net earnings	180,496	181,350	165,926
Less net earnings attributable to noncontrolling interests:			
Net earnings from continuing operations	129,641	127,582	116,467
Net earnings from discontinued operations	1,030	1,620	2,413
Total net earnings attributable to noncontrolling interests	130,671	129,202	118,880
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,825	$ 52,148	$ 47,046
Amounts attributable to AmSurg Corp. common shareholders:			
Earnings from continuing operations, net of income tax	$ 51,947	$ 51,826	$ 48,600
Discontinued operations, net of income tax	(2,122)	322	(1,554)
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,825	$ 52,148	$ 47,046
Earnings per share-basic:			
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.72	$ 1.69	$ 1.54
Net (loss) gain from discontinued operations attributable to AmSurg Corp. common shareholders	(0.07)	0.01	(0.05)
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.65	$ 1.71	$ 1.49
Earnings per share-diluted:			
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.69	$ 1.68	$ 1.52
Net (loss) gain from discontinued operations attributable to AmSurg Corp. common shareholders	(0.07)	0.01	(0.05)
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.62	$ 1.69	$ 1.47
Weighted average number of shares and share equivalents outstanding:			
Basic	30,255	30,576	31,503
Diluted	30,689	30,862	31,963

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2010, 2009 and 2008
(In thousands)

	2010	2009	2008
Net earnings	$180,496	$181,350	$165,926
Other comprehensive income, net of tax:			
Unrealized gain (loss) on interest rate swap, net of tax	1,334	1,002	(1,414)
Comprehensive income, net of tax	181,830	182,352	164,512
Less comprehensive income attributable to noncontrolling interests	130,671	129,202	118,880
Comprehensive income attributable to AmSurg Corp. common shareholders	$ 51,159	$ 53,150	$ 45,632

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Changes in Equity
Years Ended December 31, 2010, 2009 and 2008
(In thousands)

	AmSurg Corp. Shareholders							
	Common Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Non-Controlling Interests – Non-Redeemable	Total Equity (Permanent)	Non-Controlling Interests – Redeemable (Temporary Equity)	Net Earnings
	Shares	Amount						
Balance at January 1, 2008	31,203	$168,620	$244,042	$(1,437)	$ 2,537	$413,762	$ 59,469	
Issuance of restricted common stock	147	–	–	–	–	–	–	
Cancellation of restricted common stock	(10)	–	–	–	–	–	–	
Stock options exercised	519	9,970	–	–	–	9,970	–	
Stock repurchased	(517)	(12,413)	–	–	–	(12,413)	–	
Share-based compensation	–	4,710	–	–	–	4,710	–	
Tax benefit related to exercise of stock options	–	1,305	–	–	–	1,305	–	
Net earnings	–	–	47,046	–	3,308	50,354	115,572	$165,926
Distributions to noncontrolling interests, net of capital contributions	–	–	–	–	(3,087)	(3,087)	(115,100)	
Acquisitions and other transactions impacting noncontrolling interests	–	–	–	–	119	119	3,261	
Loss on interest rate swap, net of income tax expense of $911	–	–	–	(1,414)	–	(1,414)	–	
Balance at December 31, 2008	31,342	172,192	291,088	(2,851)	2,877	463,306	63,202	
Issuance of restricted common stock	162	–	–	–	–	–	–	
Cancellation of restricted common stock	(14)	(26)	–	–	–	(26)	–	
Stock options exercised	15	201	–	–	–	201	–	
Stock repurchased	(831)	(12,587)	–	–	–	(12,587)	–	
Share-based compensation	–	4,068	–	–	–	4,068	–	
Tax benefit related to exercise of stock options	–	2	–	–	–	2	–	
Net earnings	–	–	52,148	–	4,065	56,213	125,137	$181,350
Distributions to noncontrolling interests, net of capital contributions	–	–	–	–	(3,848)	(3,848)	(126,797)	
Sale of noncontrolling interests	–	(121)	–	–	–	(121)	947	
Acquisitions and other transactions impacting noncontrolling interests	–	–	–	–	2,161	2,161	60,874	
Gain on interest rate swap, net of income tax benefit of $646	–	–	–	1,002	–	1,002	–	
Balance at December 31, 2009	30,674	$163,729	$343,236	$(1,849)	$ 5,255	$510,371	$ 123,363	

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Changes in Equity – (continued)
Years Ended December 31, 2010, 2009 and 2008
(In thousands)

	AmSurg Corp. Shareholders							
	Common Stock							
	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Non-Controlling Interests – Non-Redeemable	Total Equity (Permanent)	Non-Controlling Interests – Redeemable (Temporary Equity)	Net Earnings
Balance at December 31, 2009	30,674	$163,729	$343,236	$(1,849)	$ 5,255	$510,371	$ 123,363	
Issuance of restricted common stock	233	–	–	–	–	–	–	
Cancellation of restricted common stock	(25)	(15)	–	–	–	(15)	–	
Stock options exercised	158	2,583	–	–	–	2,583	–	
Share-based compensation	–	4,869	–	–	–	4,869	–	
Tax benefit related to exercise of stock options	–	71	–	–	–	71	–	
Net earnings	–	–	49,825	–	4,546	54,371	126,125	$180,496
Distributions to noncontrolling interests, net of capital contributions	–	–	–	–	(4,844)	(4,844)	(127,193)	
Purchase of noncontrolling interests		893	–	–	(137)	756	(1,046)	
Sale of noncontrolling interests	–	(608)	–	–	434	(174)	614	
Acquisitions and other transactions impacting noncontrolling interests	–	–	–	–	7,545	7,545	25,877	
Gain on interest rate swap, net of income tax expense of $860	–	–	–	1,334	–	1,334	–	
Balance at December 31, 2010	31,040	$171,522	$393,061	$ (515)	$12,799	$576,867	$ 147,740	

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2010, 2009 and 2008
(In thousands)

	2010	2009	2008
Cash flows from operating activities:			
Net earnings	$ 180,496	$ 181,350	$ 165,926
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	24,910	22,351	20,172
Net loss on sale of long-lived assets	4,243	455	922
Share-based compensation	4,869	4,068	4,710
Excess tax benefit from share-based compensation	(200)	(32)	(1,351)
Deferred income taxes	18,247	14,703	14,729
Increase (decrease) in cash and cash equivalents, net of effects of acquisitions and dispositions, due to changes in:			
Accounts receivable, net	713	1,494	3,792
Supplies inventory	(541)	(60)	(83)
Prepaid and other current assets	(3,364)	(733)	2,344
Accounts payable	(220)	1,289	(1,904)
Accrued expenses and other liabilities	168	6,666	(487)
Other, net	1,254	1,033	926
Net cash flows provided by operating activities	230,575	232,584	209,696
Cash flows from investing activities:			
Acquisition of interests in surgery centers and related transactions	(53,690)	(95,826)	(118,671)
Acquisition of property and equipment	(19,275)	(19,930)	(18,379)
Proceeds from sale of interests in surgery centers	60	1,298	3,812
Repayment of notes receivable	–	1,666	1,458
Net cash flows used in investing activities	(72,905)	(112,792)	(131,780)
Cash flows from financing activities:			
Proceeds from long-term borrowings	176,619	137,178	157,787
Repayment on long-term borrowings	(195,960)	(116,951)	(114,788)
Distributions to noncontrolling interests	(132,110)	(130,855)	(118,769)
Proceeds from issuance of common stock upon exercise of stock options	2,583	201	9,970
Repurchase of common stock	–	(12,587)	(12,413)
Capital contributions and ownership transactions by noncontrolling interests	224	1,036	582
Excess tax benefit from share-based compensation	200	32	1,351
Financing cost incurred	(4,456)	(17)	(41)
Net cash flows used in financing activities	(152,900)	(121,963)	(76,321)
Net increase (decrease) in cash and cash equivalents	4,770	(2,171)	1,595
Cash and cash equivalents, beginning of year	29,377	31,548	29,953
Cash and cash equivalents, end of year	$ 34,147	$ 29,377	$ 31,548

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

AmSurg Corp. (the "Company"), through its wholly owned subsidiaries, owns majority interests, primarily 51%, in limited partnerships and limited liability companies ("LLCs") which own and operate ambulatory surgery centers ("centers"). The Company also has majority ownership interests in other limited partnerships and LLCs formed to develop additional centers. The consolidated financial statements include the accounts of the Company and its subsidiaries and the majority owned limited partnerships and LLCs in which the Company's wholly owned subsidiaries are the general partner or majority member. Consolidation of such limited partnerships and LLCs is necessary as the Company's wholly owned subsidiaries have 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs and have control of the entities. The responsibilities of the Company's noncontrolling partners (limited partners and noncontrolling members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt which they are generally required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated. All limited partnerships and LLCs and noncontrolling partners and members are referred to herein as partnerships and partners, respectively.

Ownership interests in subsidiaries held by parties other than the Company are identified and generally presented in the consolidated financial statements within the equity section but separate from the Company's equity. However, in instances in which certain redemption features that are not solely within the control of the Company are present, classification of noncontrolling interests outside of permanent equity is required. Consolidated net income attributable to the Company and to the noncontrolling interests are identified and presented on the face of the consolidated statements of earnings; changes in ownership interests are accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary is measured at fair value. Certain transactions with noncontrolling interests are also classified within financing activities in the statements of cash flows.

As further described in note 13, upon the occurrence of various fundamental regulatory changes, the Company would be obligated, under the terms of certain of its partnership and operating agreements, to purchase the noncontrolling interests related to substantially all of certain of the Company's partnerships. While the Company believes that the likelihood of a change in current law that would trigger such purchases was remote as of December 31, 2010, the occurrence of such regulatory changes is outside the control of the Company. As a result, these noncontrolling interests that are subject to this redemption feature are not included as part of the Company's equity and are classified as noncontrolling interests – redeemable on the Company's consolidated balance sheets.

Center profits and losses are allocated to the Company's partners in proportion to their ownership percentages and reflected in the aggregate as net earnings attributable to noncontrolling interests. The partners of the Company's center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the center in which it is a partner. Accordingly, the earnings attributable to noncontrolling interests in each of the Company's partnerships are generally determined on a pre-tax basis. Total net earnings attributable to noncontrolling interests are presented after net earnings. However, the Company considers the impact of the net earnings attributable to noncontrolling interests on earnings before income taxes in order to determine the amount of pre-tax earnings on which the Company must determine its tax expense. In addition, distributions from the partnerships are made to both the Company's wholly owned subsidiaries and the partners on a pre-tax basis.

The Company operates in one reportable business segment, the ownership and operation of ambulatory surgery centers.

b. Cash and Cash Equivalents

Cash and cash equivalents are comprised principally of demand deposits at banks and other highly liquid short-term investments with maturities of less than three months when purchased.

c. Supplies Inventory

Supplies inventory consists of medical and drug supplies and is recorded at cost on a first-in, first-out basis.

d. Prepaid and Other Current Assets

At December 31, 2010, prepaid and other current assets were comprised of short-term investments of $6,450,000, other prepaid expenses of $4,386,000, prepaid insurance expense of $3,402,000, other current receivables of $2,063,000, current income tax receivable of $1,555,000 and other current assets of $804,000. At December 31, 2009, prepaid and other current assets were comprised of short-term investments of $4,544,000, other prepaid expenses of $3,930,000, prepaid insurance expense of $3,412,000, other current receivables of $2,904,000, and other current assets of $618,000.

e. Property and Equipment, net

Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation for buildings and improvements is recognized under the straight-line method over 20 to 40 years or, for leasehold improvements, over the remaining term of the lease plus renewal options for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which the Company is subject is the economic detriment associated with existing leasehold improvements which might be impaired if a decision is made not to continue the use of the leased property. Depreciation for movable equipment and software and software development costs is recognized over useful lives of three to ten years.

f. Goodwill

The Company evaluates goodwill for impairment at least on an annual basis and more frequently if certain indicators are encountered. Goodwill is to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. The Company has determined that it has one operating, as well as one reportable, segment. For impairment testing purposes, the centers qualify as components of that operating segment. Because they have similar economic characteristics, the components are aggregated and deemed a single reporting unit. The Company completed its annual impairment test as of December 31, 2010, and determined that goodwill was not impaired.

g. Intangible Assets

Intangible assets consist primarily of deferred financing costs of the Company and certain amortizable and non-amortizable non-compete and customer agreements. Deferred financing costs and amortizable non-compete agreements and customer agreements are amortized over the term of the related debt as interest expense and the contractual term or estimated life (five to ten years) of the agreements as amortization expense, respectively.

h. Other Long-Term Liabilities

At December 31, 2010, other long-term liabilities are comprised of deferred rent of $8,555,000, tax-effected unrecognized benefits of $8,434,000 (see note 1(k)), purchase price obligation of $3,895,000, unfavorable lease liability of $2,581,000, negative fair value of our interest rate swap of $902,000 and other long-term liabilities of $37,000. At December 31, 2009, other long-term liabilities are comprised of deferred rent of $7,544,000, tax-effected unrecognized benefits of $8,383,000 (see note 1(k)), unfavorable lease liability of $2,959,000, negative fair value of our interest rate swap of $3,095,000 and other long-term liabilities of $55,000.

i. Revenue Recognition

Center revenues consist of billing for the use of the centers' facilities (the "facility fee") directly to the patient or third-party payor and, in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Revenues from centers are recognized on the date of service, net of estimated contractual adjustments from third-party medical service payors including Medicare and Medicaid (see note 1(o)). During the years ended December 31, 2010, 2009 and 2008, the Company derived approximately 31%, 33% and 34%, respectively, of its revenues from government healthcare programs, primarily Medicare. Concentration of credit risk with respect to other payors is limited due to the large number of such payors.

j. Operating Expenses

Substantially all of the Company's operating expenses relate to the cost of revenues and the delivery of care at the Company's surgery centers. Such costs primarily include the surgery centers' clinical and administrative salaries and benefits, supply cost, rent and other variable expenses, such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. Bad debt expense was approximately $16,945,000, $16,781,000 and $17,015,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

k. Income Taxes

The Company files a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies recognition thresholds and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as it relates to accounting for uncertainty in income taxes. In addition, it is the Company's policy to recognize interest accrued and penalties, if any, related to unrecognized benefits as income tax expense in its statement of earnings. The Company does not expect significant changes to its tax positions or liability for tax uncertainties during the next 12 months.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's tax years for 2006 through 2008 are subject to examination by the tax authorities. In limited instances, the Company is subject to certain state income tax examinations for years prior to 2006.

l. Earnings Per Share

Basic earnings per share is computed by dividing net earnings attributable to AmSurg Corp. common shareholders by the combined weighted average number of common shares, while diluted earnings per share is computed by dividing net earnings attributable to AmSurg Corp. common shareholders by the weighted average number of such common shares and dilutive share equivalents.

m. Share-Based Compensation

Transactions in which the Company receives employee and non-employee services in exchange for the Company's equity instruments or liabilities that are based on the fair value of the Company's equity securities or may be settled by the issuance of these securities are accounted using a fair value method. The Company applies the Black-Scholes method of valuation in determining share-based compensation expense.

Benefits of tax deductions in excess of recognized compensation cost are reported as a financing cash flow, thus reducing the Company's net operating cash flows and increased its financing cash flows by $200,000, $32,000 and $1,351,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company examines its concentrations of holdings, its historical patterns of award exercises and forfeitures as well as forward-looking factors, in an effort to determine if there were any discernable employee populations. From this analysis, the Company has identified three employee populations, consisting of senior executives, officers and all other recipients.
The expected volatility rate applied was estimated based on historical volatility. The expected term assumption applied is based on contractual terms, historical exercise and cancellation patterns and forward-looking factors where present for each population identified. The risk-free interest rate used is based on the U.S. Treasury yield curve in effect at the time of the grant. The pre-vesting forfeiture rate is based on historical rates and forward-looking factors for each population identified. The Company will adjust the estimated forfeiture rate to its actual experience. The Company intends to retain its earnings to finance growth and development of the business and does not expect to disclose or pay any cash dividends in the foreseeable future.

n. Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of contractual and bad debt allowances constitutes a significant estimate. Some of the factors considered by management in determining the amount of such allowances are the historical trends of the centers' cash collections and contractual and bad debt write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. Accordingly, net accounts receivable at December 31, 2010 and 2009 reflect allowances for contractual adjustments of $118,503,000 and $100,088,000, respectively, and allowance for bad debt expense of $13,070,000 and $12,375,000, respectively.

o. Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance that establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Use of the new Codification is effective for interim and annual periods ending after September 15, 2009. The Company has used the new Codification in reference to GAAP in this annual report and such use has not impacted the consolidated results of the Company.

In June 2009, the FASB amended the consolidation guidance related to variable-interest entities. The amendments include the elimination of the exemption for qualifying special purpose entities, revised criteria for determining the primary beneficiary of a variable-interest entity, and expanded the requirements for reconsideration of the primary beneficiary. This standard was effective for the Company on January 1, 2010. The adoption of this standard did not have an impact on the Company's consolidated results of operations or financial condition.

p. Reclassifications

Certain prior year amounts have been reclassified to reflect the impact of additional discontinued operations as further discussed in note 2(c).

2. Acquisitions and Dispositions

a. Acquisitions

In December 2007, the FASB issued ASC 805, *Business Combinations* ("ASC 805"). ASC 805 was effective for the Company on January 1, 2009 and has been applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Upon adoption of ASC 805, there was no impact on the Company's consolidated results of operations and financial condition for acquisitions previously completed. The adoption of ASC 805 did not have a material effect on the Company's consolidated results of operations or cash flows.

In accordance with ASC 805, the Company accounts for its business combinations under the fundamental requirements of the acquisition method of accounting and under the premise that an acquirer be identified for each business combination. The acquirer is the entity that obtains control of one or more businesses in the business combination and the acquisition date is the date the acquirer achieves control. The assets acquired, liabilities assumed (including contingencies, if any) and any noncontrolling interests in the acquired business at the acquisition date are recognized at their fair values as of that date, and the direct costs incurred in connection with the business combination are recorded and expensed separately from the business combination.

As a significant part of its growth strategy, the Company acquires controlling interests in centers. The Company, through a wholly owned subsidiary and in separate transactions, acquired at least a 51% controlling interests in 7 and 11 centers during 2010 and 2009, respectively. The aggregate amount paid for the acquisitions was approximately $53,690,000 and $95,826,000 during 2010 and 2009, respectively, which was paid in cash and funded by a combination of operating cash flow and borrowings under the Company's revolving credit agreement. In addition, the Company had a purchase price payable of $3,895,000 for a December 31, 2010 acquisition, which, was reflected as other long-term liabilities in the balance sheet as of December 31, 2010. The total fair value of an acquisition includes an amount allocated to goodwill, which results from the centers' favorable reputations in their markets, their market positions and their ability to deliver quality care with high patient satisfaction consistent with the Company's business model.

The acquisition date fair value of the total consideration transferred and acquisition date fair value of each major class of consideration for the acquisitions completed during 2010 and 2009, including post acquisition date adjustments recorded to finalize purchase price allocations, are as follows (in thousands):

	2010 Acquisitions	2009 Acquisitions
Accounts receivable	$ 2,471	$ 4,603
Prepaid and other current assets	1,072	616
Property and equipment	4,291	13,337
Accounts payable	(946)	(898)
Other accrued liabilities	(198)	(955)
Long-term debt	(2,410)	(9,876)
Goodwill and other intangible assets (approximately $55,400 and $92,283 deductible for tax purposes, respectively)	86,852	152,227
Total fair value	91,132	159,054
Less: Fair value attributable to noncontrolling interests	33,547	63,228
Acquisition date fair value of total consideration transferred	57,585	95,826
Less: Purchase price payable at December 31, 2010 and 2009, respectively	(3,895)	-
Cash paid for acquisition of interests in surgery centers	$53,690	$ 95,826

Fair value attributable to noncontrolling interests is based on significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests in centers. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. The fair value of noncontrolling interests may be subject to adjustment as the Company completes its initial accounting for acquired intangible assets. The Company incurred and expensed in other operating expenses approximately $248,000 and $324,000 in acquisition related costs, primarily attorney fees for the years ended December 31, 2010 and 2009, respectively.

Revenues and net earnings included in the years ended December 31, 2010 and 2009 associated with these acquisitions are as follows (in thousands):

	2010	2009
Revenues	$17,397	$10,327
Net earnings	5,358	3,721
Less: Net earnings attributable to noncontrolling interests	2,708	2,264
Net earnings attributable to AmSurg Corp. common shareholders.	$ 2,650	$ 1,457

b. Pro Forma Information

The unaudited consolidated pro forma results for the years ended December 31, 2010 and 2009, assuming all 2010 and 2009 acquisitions had been consummated on January 1, 2009, are as follows (in thousands, except per share data):

	2010	2009
Revenues	$728,284	$734,837
Net earnings	184,999	203,663
Amounts attributable to AmSurg Corp. common shareholders:		
Net earnings from continuing operations	53,462	60,267
Net earnings	51,340	60,589
Net earnings from continuing operations per common share:		
Basic	$ 1.77	$ 1.97
Diluted	$ 1.74	$ 1.95
Net earnings:		
Basic	$ 1.70	$ 1.98
Diluted	$ 1.67	$ 1.96
Weighted average number of shares and share equivalents:		
Basic	30,255	30,576
Diluted	30,689	30,862

c. Dispositions

The Company initiated the dispositions due to management's assessment of the limited growth opportunities at these centers. Results of operations of the centers discontinued for the years ended December 31, 2010, 2009 and 2008, are as follows (in thousands):

	2010	2009	2008
For the year ended December 31:			
Cash proceeds from disposal	$ 60	$ 400	$ 3,644
Net (loss) gain from discontinued operations	(1,092)	1,942	859
Net (loss) gain from discontinued operations attributable to AmSurg Corp.	(2,122)	322	(1,554)

At December 31, 2010 and 2009, the Company held its interests in five and one center, respectively, classified as discontinued. Centers classified as discontinued at December 31, 2010 will either be sold in 2011 or closed as they fulfill their near-term lease obligations. The results of operations of discontinued centers have been classified as discontinued operations in all periods presented. Results of operations of the combined discontinued surgery centers for the years ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	2010	2009	2008
Revenues	$10,299	$12,243	$17,559
Earnings before income taxes	2,033	3,305	3,237
Net earnings	1,640	2,644	2,632

AmSurg Corp.
Notes to the Consolidated Financial Statements – (continued)

3. Property and Equipment

Property and equipment at December 31, 2010 and 2009 were as follows (in thousands):

	2010	2009
Land and improvements	$ -	$ 164
Building and improvements	106,678	106,639
Movable equipment, software and software development costs	154,317	143,990
Construction in progress	8,154	2,521
	269,149	253,314
Less accumulated depreciation	(149,982)	(133,156)
Property and equipment, net	$ 119,167	$ 120,158

The Company capitalized interest in the amount of $54,000, $66,000 and $96,000 for the years ended December 31, 2010, 2009 and 2008, respectively. At December 31, 2010, the Company and its partnerships had unfunded construction and equipment purchases of approximately $1,008,000 in order to complete construction in progress. Depreciation expense for continuing and discontinued operations for the years ended December 31, 2010, 2009 and 2008 was $25,279,000, $22,784,000 and $21,185,000, respectively.

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Balance, beginning of year	$813,876	$661,693
Purchase price allocations	86,539	152,594
Disposals	(5,918)	(411)
Balance, end of year	$894,497	$813,876

Amortizable intangible assets at December 31, 2010 and 2009 consisted of the following (in thousands):

	2010			2009		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Deferred financing cost	$4,516	$ (567)	$3,949	$2,780	$(2,310)	$ 470
Customer and non-compete agreements	3,180	(1,818)	1,362	3,180	(1,618)	1,562
Total amortizable intangible assets	$7,696	$(2,385)	$5,311	$5,960	$(3,928)	$2,032

Amortization of intangible assets for the years ended December 31, 2010, 2009 and 2008 was $1,184,000, $492,000 and $480,000, respectively. Included in amortization expense for the year ended December 31, 2010 is $434,000 of previously unamortized deferred financing costs expensed in conjunction with the refinancing of the revolving credit facility (see note 5). Estimated amortization of intangible assets for the five years and thereafter subsequent to December 31, 2010, with a weighted average amortization period of 4.9 years, is $1,111,000, $1,111,000, $1,108,000, $1,101,000, $598,000 and $282,000.

At December 31, 2010 and 2009, other non-amortizable intangible assets related to restrictive covenant arrangements were $6,050,000 and $7,765,000, respectively.

5. Long-term Debt

Long-term debt at December 31, 2010 and 2009 was comprised of the following (in thousands):

	2010	2009
$375,000,000 credit agreement at base rate, or LIBOR plus 1.25% to 3.50%, or a combination thereof (average rate of 3.0% at December 31, 2010), due May 2015	$188,000	$276,300
Fixed rate senior secured notes (rate of 6.04%)	75,000	-
Other debt at an average rate of 4.6%, due through 2016	12,933	14,250
Capitalized lease arrangements at an average rate of 5.5%, due through 2026	13,930	12,222
	289,863	302,772
Less current portion	6,648	5,989
Long-term debt	$283,215	$296,783

The Company refinanced its revolving credit facility on May 28, 2010. The new revolving credit agreement permits the Company to borrow up to $375,000,000 to, among other things, finance its acquisition and development projects and any future stock repurchase programs at an interest rate equal to, at the Company's option, the base rate plus 1.25% to 2.50%, or LIBOR plus 2.25% to 3.50%, or a combination thereof; provides for a fee of 0.25% to 0.625% of unused commitments; and contains certain covenants relating to the ratio of debt to operating performance measurements, interest coverage ratios and minimum net worth. Borrowings under the revolving credit agreement mature in May 2015 and are secured primarily by a pledge of the stock of our subsidiaries that serve as the general partners of our limited partnerships and our partnership and membership interests in the limited partnerships and limited liability companies. The Company was in compliance with all covenants contained in the revolving credit agreement at December 31, 2010.

On May 28, 2010, the Company issued, pursuant to a note purchase agreement, $75,000,000 of 6.04% senior secured notes due May 28, 2020. The senior secured notes are pari passu with the indebtedness under the Company's revolving credit facility and require payment of principal beginning in year four. The note purchase agreement governing the senior secured notes contains covenants similar to the covenants in the revolving credit agreement. The Company was in compliance with all covenants contained in the note purchase agreement at December 31, 2010.

Certain partnerships included in the Company's consolidated financial statements have loans with local lending institutions, included above in other debt, which are collateralized by certain assets of the centers with a book value of approximately $43,649,000. The Company and the partners have guaranteed payment of the loans in proportion to the relative partnership interests.

Principal payments required on long-term debt in the five years and thereafter subsequent to December 31, 2010 are $6,649,000, $5,600,000, $9,429,000, $12,460,000, $199,889,000 and $55,836,000.

6. Derivative Instruments

The Company entered into an interest rate swap agreement in April 2006, the objective of which is to hedge exposure to the variability of the future expected cash flows attributable to the variable interest rate of a portion of the Company's outstanding balance under its revolving credit agreement. The interest rate swap has a notional amount of $50,000,000. The Company pays to the counterparty a fixed-rate of 5.365% of the notional amount of the interest rate swap and receives a floating rate from the counterparty based on LIBOR. The interest rate swap matures in April 2011. In the opinion of management, the interest rate swap (as a cash flow hedge) is a fully effective hedge. Payments or receipts of cash under the interest rate swap are shown as a part of operating cash flows, consistent with the interest expense incurred pursuant to the revolving credit agreement. The value of the swap represents the estimated amount the Company would have paid as of December 31, 2010 upon termination of the swap agreement based on a valuation obtained from the financial institution that is the counterparty to the interest rate swap agreement. An increase in the fair value of the interest rate swap, net of tax, of $1,334,000 and $1,002,000 was included in other comprehensive income in the years ended December 31, 2010 and 2009, respectively. A decrease in the fair value of the interest rate swap, net of tax of $1,414,000 was included in other comprehensive income for the year ended December 31, 2008. Accumulated other comprehensive loss, net of income taxes, was $515,000 and $1,849,000 as of December 31, 2010 and 2009, respectively.

AmSurg Corp.
Notes to the Consolidated Financial Statements – (continued)

The fair values of derivative instruments in the consolidated balance sheets as of December 31, 2010 and 2009 were as follows (in thousands):

	Asset Derivatives December 31,				Liability Derivatives December 31,			
	2010		2009		2010		2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments	Other assets, net	$ –	Other assets, net	$ –	Other long-term liabilities	$902	Other long-term liabilities	$3,095

7. Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The inputs used by the Company to measure fair value are classified into the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company adopted the updated guidance of the FASB related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances and settlements. The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The guidance was effective for the Company January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Therefore, the Company has not yet adopted the guidance with respect to the roll forward activity in Level 3 fair value measurements. The adoption of the updated guidance for Levels 1 and 2 fair value measurements did not have an impact on the Company's consolidated results of operations or financial condition.

In determining the fair value of assets and liabilities that are measured on a recurring basis at December 31, 2010 and 2009, the Company utilized Level 2 inputs to perform such measurements methods which were commensurate with the market approach (in thousands):

	December 31, 2010	December 31, 2009
Assets:		
Supplemental executive retirement savings plan investments	$6,450	$4,544
Liabilities:		
Interest rate swap agreement	$ 902	$3,095

The fair value of the supplemental executive retirement savings plan investments, which are included in prepaid and other current assets, was determined using the calculated net asset values obtained from the plan administrator and observable inputs of similar public mutual fund investments. The fair value of the interest rate swap agreement, which is included in other long-term liabilities, was determined by a valuation obtained from the financial institution that is the counterparty to the interest rate swap agreement. The valuation, which represents the amount that the Company would have paid as of December 31, 2010 upon termination of the agreement, considered current interest rate swap rates, the critical terms of the agreement and interest rate projections. There were no transfers to or from Levels 1 and 2 during the three and nine months ended December 31, 2010.

Cash and cash equivalents, receivables and payables are reflected in the financial statements at cost, which approximates fair value. The fair value of fixed rate long-term debt, with a carrying value of $148,109,000, was $150,935,000 at December 31, 2010. The fair value of variable-rate long-term debt approximates its carrying value of $141,754,000 at December 31, 2010. The fair value of fixed rate long-term debt, with a carrying value of $63,348,000, was $59,548,000 at December 31, 2009. The fair value of variable-rate long-term debt, with a carrying value of $231,350,000, was $227,536,000 at December 31, 2009. The fair value is determined based on an estimation of discounted future cash flows of the debt at rates currently quoted or offered to the Company for similar debt instruments of comparable maturities by its lenders.

8. Leases

The Company has entered into various building and equipment capital and operating leases for its surgery centers in operation and under development and for office space, expiring at various dates through 2030. Future minimum lease payments, including payments during expected renewal option periods, at December 31, 2010 were as follows (in thousands):

Year Ended December 31,	Capitalized Equipment Leases	Operating Leases
2011	$ 3,498	$ 35,385
2012	2,436	34,232
2013	1,298	33,507
2014	1,012	32,916
2015	949	31,535
Thereafter	9,769	237,407
Total minimum rentals	18,962	$404,982
Less amounts representing interest at rates ranging from 3.8% to 9.7%	5,032	
Capital lease obligations	$13,930	

At December 31, 2010, buildings and equipment with a cost of approximately $18,000,000 and accumulated depreciation of approximately $4,027,000 were held under capital leases. The Company and the partners in the partnerships have guaranteed payment of certain of these leases. Rental expense for operating leases for the years ended December 31, 2010, 2009 and 2008 was approximately $37,301,000, $35,401,000 and $32,782,000, respectively.

9. Shareholders' Equity

a. Common Stock

In September 2008, the Company's Board of Directors authorized a stock repurchase program for up to $25,000,000 of the Company's outstanding common stock over the following 12 months. During the year ended December 31, 2008, the Company purchased 517,052 shares of the Company's common stock for approximately $12,413,000, at an average price of $24 per share. During the year ended December 31, 2009, the Company purchased 830,700 shares of the Company's common stock for approximately $12,587,000, at an average price of $15 per share, which completed the $25,000,000 stock repurchase program authorized by the Company's Board of Directors in September 2008.

On April 22, 2009 the Company's Board of Directors approved an additional stock repurchase program for up to $40,000,000 of the Company's shares of common stock over the following 18 months. This plan expired in October 2010 with no shares having been purchased pursuant to the plan.

On October 20, 2010, the board of directors approved a new stock repurchase program for up to $40,000,000 of the Company's shares of common stock over the following 18 months. As of December 31, 2010, no shares had been repurchased pursuant to this plan.

b. Shareholder Rights Plan

In 1999, the Company's Board of Directors adopted a shareholder rights plan and declared a distribution of one stock purchase right for each outstanding share of the Company's common stock to shareholders of record on December 16, 1999 and for each share of common stock issued thereafter. The shareholder rights plan expired on December 2, 2009.

c. Stock Incentive Plans

In May 2006, the Company adopted the AmSurg Corp. 2006 Stock Incentive Plan. The Company also has options outstanding under the AmSurg Corp. 1997 Stock Incentive Plan, under which no additional options may be granted. Under these plans, the Company has granted restricted stock and non-qualified options to purchase shares of common stock to employees and outside directors from its authorized but unissued common stock. Restricted stock granted to outside directors in 2010 vests over a two year period. Restricted stock granted to outside directors prior to 2010 vests one-third on the date of grant, with the remaining shares vesting over a two-year term and is restricted from trading for five years from the date of grant. Restricted stock granted to employees in 2010 vests over four years in three equal installments beginning on the second anniversary of the date of grant. Restricted stock granted to employees prior to December 31, 2010, vests at the end of four years from the date of grant. The fair value of restricted stock is determined based on the closing bid price of the Company's common stock on the grant date.

Options are granted at market value on the date of the grant. Prior to 2007, granted options vested ratably over four years. Options granted in 2007 and 2008 vest at the end of four years from the grant date. Options have a term of ten years from the date of grant. No options were issued in 2010 and 2009. At December 31, 2010, 2,760,250 shares were authorized for grant under the 2006 Stock Incentive Plan and 1,488,039 shares were available for future equity grants, including 751,878 shares available for issuance as restricted stock.

Other information pertaining to share-based activity for the years ended December 31, 2010, 2009 and 2008 was as follows (in thousands):

	2010	2009	2008
Share-based compensation expense	$4,869	$4,068	$4,710
Fair value of shares vested	1,647	5,382	6,523
Cash received from option exercises	2,583	201	9,970
Tax benefit from option exercises	200	34	1,549

As of December 31, 2010, the Company had total unrecognized compensation cost of approximately $6,200,000 related to non-vested awards, which the Company expects to recognize through 2014 and over a weighted-average period of 1.0 years.

Average outstanding share-based awards to purchase approximately 2,384,000, 2,457,000 and 907,000 shares of common stock that had an exercise price in excess of the average market price of the common stock during the years ended December 31, 2010, 2009 and 2008, respectively, were not included in the calculation of diluted securities under the treasury method for purposes of determining diluted earnings per share due to their anti-dilutive impact.

A summary of the status of and changes for non-vested restricted shares for the three years ended December 31, 2010, is as follows:

	Number of Shares	Weighted Average Exercise Price
Non-vested shares at January 1, 2008	193,999	$23.13
Shares granted	147,724	24.79
Shares vested	(4,210)	24.94
Shares forfeited	(9,762)	24.01
Non-vested shares at December 31, 2008	327,751	$23.83
Shares granted	162,507	19.34
Shares vested	(9,666)	22.55
Shares forfeited	(14,205)	23.59
Non-vested shares at December 31, 2009	466,387	$22.29
Shares granted	233,460	21.83
Shares vested	(8,973)	20.45
Shares forfeited	(25,965)	22.21
Non-vested shares at December 31, 2010	664,909	$22.16

A summary of stock option activity for the three years ended December 31, 2010 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2008	3,674,474	$21.72	7.1
Options granted	203,911	24.75	
Options exercised with total intrinsic value of $3,947,000	(518,702)	19.25	
Options terminated	(83,880)	24.26	
Outstanding at December 31, 2008	3,275,803	$22.23	6.7
Options granted	–	–	
Options exercised with total intrinsic value of $112,000	(14,699)	13.67	
Options terminated	(110,052)	23.73	
Outstanding at December 31, 2009	3,151,052	$22.22	5.0
Options granted	–	–	
Options exercised with total intrinsic value of $511,000	(157,750)	16.38	
Options terminated	(91,313)	23.73	
Outstanding at December 31, 2010 with aggregate intrinsic value of $2,411,000	2,901,989	$22.49	4.5
Vested or expected to vest at December 31, 2010 with total intrinsic value of $2,411,000	2,901,989	$22.49	4.5
Exercisable at December 31, 2010 with total intrinsic value of $2,411,000	2,434,647	$22.33	4.0

The aggregate intrinsic value represents the total pre-tax intrinsic value received by the option holders on the exercise date or that would have been received by the option holders had all holders of in-the-money outstanding options at December 31, 2010 exercised their options at the Company's closing stock price on December 31, 2010.

The Company issued no options during the years ended December 31, 2010 and 2009. The Company, using the Black-Scholes option pricing model for all stock option awards on the date of grant, determined that the weighted average fair value of options at the date of grant issued during the year ended December 31, 2008 were $8.20, by applying the following assumptions:

Expected term/life of options in years	5.1
Forfeiture rate	3.0%
Average risk-free interest rate	2.7%
Volatility rate	31.9%
Dividends	–

AmSurg Corp.
Notes to the Consolidated Financial Statements – (continued)

d. Earnings per Share

The following is a reconciliation of the numerator and denominators of basic and diluted earnings per share (in thousands, except per share amounts):

	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2010:			
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$51,947	30,255	$1.72
Effect of dilutive securities options and non-vested shares	–	434	
Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$51,947	30,689	$1.69
Net earnings attributable to AmSurg Corp. per common share (basic)	$49,825	30,255	$1.65
Effect of dilutive securities options and non-vested shares	–	434	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$49,825	30,689	$1.62
For the year ended December 31, 2009:			
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$51,826	30,576	$1.69
Effect of dilutive securities options and non-vested shares	–	286	
Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$51,826	30,862	$1.68
Net earnings attributable to AmSurg Corp. per common share (basic)	$52,148	30,576	$1.71
Effect of dilutive securities options and non-vested shares	–	286	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$52,148	30,862	$1.69
For the year ended December 31, 2008:			
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$48,600	31,503	$1.54
Effect of dilutive securities options and non-vested shares	–	460	
Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$48,600	31,963	$1.52
Net earnings attributable to AmSurg Corp. per common share (basic)	$47,046	31,503	$1.49
Effect of dilutive securities options and non-vested shares	–	460	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$47,046	31,963	$1.47

10. Income Taxes

Total income taxes expense (benefit) for the years ended December 31, 2010, 2009 and 2008 was included within the following sections of the consolidated financial statements as follows (in thousands):

	2010	2009	2008
Income from continuing operations	$34,324	$35,067	$32,472
Discontinued operations	(1,126)	907	2,141
Shareholders' equity	(71)	(2)	(1,305)
Other comprehensive income (loss)	860	646	(911)
Total	$33,987	$36,618	$32,397

Income tax expense from continuing operations for the years ended December 31, 2010, 2009 and 2008 was comprised of the following (in thousands):

	2010	2009	2008
Current:			
Federal	$11,321	$16,742	$19,798
State	3,347	4,367	3,980
Deferred:			
Federal	16,760	11,805	7,296
State	2,896	2,153	1,398
Income tax expense	$34,324	$35,067	$32,472

Income tax expense from continuing operations for the years ended December 31, 2010, 2009 and 2008 differed from the amount computed by applying the U.S. federal income tax rate of 35% to earnings before income taxes as a result of the following (in thousands):

	2010	2009	2008
Statutory federal income tax	$ 75,569	$ 75,068	$ 69,139
Less federal income tax assumed directly by noncontrolling interests	(45,374)	(44,654)	(40,783)
State income taxes, net of federal income tax benefit	4,114	4,214	3,373
Increase in valuation allowances	222	327	564
Interest related to unrecognized tax benefits	(151)	2	57
Other	(56)	110	122
Income tax expense	$ 34,324	$ 35,067	$ 32,472

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Increases and (decreases) in interest obligations of $(191,000), $18,000 and $57,000 were recognized in the consolidated statement of earnings for the years ended December 31, 2010, 2009 and 2008, respectively, resulting in a total recognition of interest obligations of approximately $1,373,000 and $1,564,000 in the consolidated balance sheet at December 31, 2010 and 2009, respectively. No amounts for penalties have been recorded.

The Company primarily has unrecognized tax benefits that represent an amortization deduction which is temporary in nature. A reconciliation of the beginning and ending amount of the liability associated with unrecognized tax benefits for the years ended December 31, 2010, 2009 and 2008 is as follows (in thousands):

	2010	2009	2008
Balance at beginning of year	$6,766	$6,190	$5,569
Additions for tax positions of current year	378	576	621
Balance at end of year	$7,144	$6,766	$6,190

AmSurg Corp.
Notes to the Consolidated Financial Statements – (continued)

The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits will increase $362,000 within the next 12 months due to continued amortization deductions. The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is approximately $100,000.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 were as follows (in thousands):

	2010	2009
Deferred tax assets:		
Allowance for uncollectible accounts	$ 1,315	$ 1,137
Accrued assets and other	1,800	2,943
Valuation allowances	(925)	(1,066)
Total current deferred tax assets	2,190	3,014
Share-based compensation	8,945	7,269
Interest on unrecognized tax benefits	533	667
Accrued liabilities and other	2,242	3,264
Operating and capital loss carryforwards	4,155	3,875
Valuation allowances	(4,045)	(3,272)
Total non-current deferred tax assets	11,830	11,803
Total deferred tax assets	14,020	14,817
Deferred tax liabilities:		
Prepaid expenses	681	690
Accrued liabilities and other	–	203
Property and equipment, principally due to differences in depreciation	2,255	1,594
Goodwill, principally due to differences in amortization	99,664	81,671
Total deferred tax liabilities	102,600	84,158
Net deferred tax liabilities	$ 88,580	$69,341

The net deferred tax liabilities at December 31, 2010 and 2009 were recorded as follows (in thousands):

	2010	2009
Current deferred income tax assets	$ 1,509	$ 2,324
Non-current deferred income tax liabilities	90,089	71,665
Net deferred tax liabilities	$88,580	$69,341

The Company has provided valuation allowances on its gross deferred tax assets to the extent that management does not believe that it is more likely than not that such asset will be realized. Capital loss carryforwards will begin to expire in 2013, and state net operating losses will begin to expire in 2015.

11. Related Party Transactions

Certain surgery centers lease space from entities affiliated with their physician partners at negotiated rates that management believes were equal to fair market value at the inception of the leases based on relevant market data. Certain surgery centers reimburse their physician partners for salaries and benefits and billing fees related to time spent by employees of their practices on activities of the centers at current market rates. In addition, certain centers compensate at market rates their physician partners for physician advisory services provided to the surgery centers, including medical director and performance improvement services.

Related party payments for the years ended December 31, 2010, 2009 and 2008 were as follows (in thousands):

	2010	2009	2008
Operating leases	$26,373	$18,176	$14,235
Salaries and benefits	61,524	60,298	64,132
Billing fees	11,387	9,589	9,007
Medical advisory services	2,245	1,989	1,836

The Company also reimburses their physician partners for operating expenses paid by the physician partners to third party providers on the behalf of the surgery center. For the years ended December 31, 2010, 2009 and 2008, reimbursed expenses were approximately 5% of other operating expenses as reported in the accompanying consolidated statement of earnings. The Company believes that the foregoing transactions are in its best interests.

It is the Company's policy that all transactions by the Company with officers, directors, five percent shareholders and their affiliates be entered into only if such transactions are on terms no less favorable to the Company than could be obtained from unaffiliated third parties, are reasonably expected to benefit the Company and are approved by the Nominating and Corporate Governance Committee of the Company's Board of Directors.

12. Employee Benefit Programs

As of January 1, 1999, the Company adopted the AmSurg 401(k) Plan and Trust. This plan is a defined contribution plan covering substantially all employees of the Company and provides for voluntary contributions by these employees, subject to certain limits. Company contributions are based on specified percentages of employee compensation. The Company funds contributions as accrued. The Company's contributions for the years ended December 31, 2010, 2009 and 2008 were approximately $561,000, $525,000 and $479,000, respectively, and vest immediately or incrementally over five years, depending on the tenures of the respective employees for which the contributions were made.

As of January 1, 2000, the Company adopted the Supplemental Executive Retirement Savings Plan. This plan is a defined contribution plan covering all officers of the Company and provides for voluntary contributions of up to 50% of employee annual compensation. Company contributions are at the discretion of the Compensation Committee of the Board of Directors and vest incrementally over five years. The employee and employer contributions are placed in a Rabbi Trust and recorded in the accompanying consolidated balance sheets in prepaid and other current assets. Employer contributions to this plan for the years ended December 31, 2010, 2009 and 2008 were approximately $234,000, $1,170,000 and $174,000, respectively.

13. Commitments and Contingencies

The Company and its partnerships are insured with respect to medical malpractice risk on a claims-made basis. The Company also maintains insurance for general liability, director and officer liability and property. Certain policies are subject to deductibles. In addition to the insurance coverage provided, the Company indemnifies its officers and directors for actions taken on behalf of the Company and its partnerships. Management is not aware of any claims against it or its partnerships which would have a material financial impact on the Company.

The Company's wholly owned subsidiaries, as general partners in the limited partnerships, are responsible for all debts incurred but unpaid by the limited partnership. As manager of the operations of the limited partnerships, the Company has the ability to limit potential liabilities by curtailing operations or taking other operating actions.

In the event of a change in current law that would prohibit the physicians' current form of ownership in the partnerships, the Company would be obligated to purchase the physicians' interests in substantially all of the Company's partnerships. The purchase price to be paid in such event would be determined by a predefined formula, as specified in the partnership agreements. The Company believes the likelihood of a change in current law, which would trigger such purchases, was remote as of December 31, 2010.

On December 31, 2010, the Company entered into agreements to purchase a controlling interest in two centers for $21,257,000. The consummation of each acquisition is contingent upon the satisfaction of closing conditions customary for transactions of these types. The Company anticipates closing this transaction in April 2011 and intends to fund the acquisition through a combination of operating cash flow and borrowings under its revolving credit facility.

14. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31 2010, 2009 and 2008 is as follows (in thousands):

	2010	2009	2008
Cash paid during the year for:			
Interest	$ 12,219	$ 7,854	$ 10,188
Income taxes, net of refunds	16,776	19,336	19,297
Non-cash investing and financing activities:			
Increase (decrease) in accounts payable associated with acquisition of property and equipment	164	(1,892)	2,098
Capital lease obligations	4,057	8,222	970
Notes received for sale of a partnership interest	–	–	885
Effect of acquisitions and related transactions:			
Assets acquired, net of cash and adjustments	94,686	170,783	134,512
Liabilities assumed and noncontrolling interests	(37,101)	(74,957)	(14,861)
Notes payable and other obligations	(3,895)	–	(980)
Payment for interests in surgery centers and related transactions	$ 53,690	$ 95,826	$118,671

15. Subsequent Events

The Company assessed events occurring subsequent to December 31, 2010 for potential recognition and disclosure in the consolidated financial statements. In February 2011, the Company, through a wholly owned subsidiary acquired a majority interest in a surgery center for approximately $3,800,000. Other than as previously described, no events have occurred that would require adjustment to or disclosure in the consolidated financial statements.

AMSURG CORP.

Shareholder Information

Common Stock and Dividend Information

At March 29, 2011, there were approximately 6,200 holders of our common stock, including 205 shareholders of record. We have never declared or paid a cash dividend on our common stock. We intend to retain our earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends in the foreseeable future. The declaration of dividends is within the discretion of our Board of Directors.

Quarterly Statement of Earnings Data (Unaudited)

The following table presents certain quarterly statement of earnings data for the years ended December 31, 2009 and 2010. The quarterly statement of earnings data set forth below was derived from our unaudited financial statements and includes all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation thereof. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

	2009				2010			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(In thousands, except per share data)							
Revenues	$160,823	$166,122	$165,276	$166,002	$170,116	$177,498	$178,071	$184,724
Earnings from continuing operations before income taxes	52,207	55,501	54,085	52,682	51,861	55,411	52,656	55,984
Net earnings from continuing operations	43,791	46,309	45,295	44,013	43,240	46,159	44,858	47,331
Net earnings (loss) from discontinued operations	524	544	1,027	(153)	272	469	277	(2,110)
Net earnings	44,315	46,853	46,322	43,860	43,512	46,628	45,135	45,221
Net earnings (loss) attributable to AmSurg Corp. common shareholders:								
Continuing	12,413	13,531	13,153	12,729	12,686	12,965	13,074	13,222
Discontinued	203	49	650	(580)	11	177	44	(2,354)
Net earnings	$ 12,616	$ 13,580	$ 13,803	$ 12,149	$ 12,697	$ 13,142	$ 13,118	$ 10,868
Diluted net earnings from continuing operations per common share	$ 0.40	$ 0.44	$ 0.43	$ 0.41	$ 0.41	$ 0.42	$ 0.43	$ 0.43
Diluted net earnings per common share	$ 0.40	$ 0.44	$ 0.45	$ 0.40	$ 0.41	$ 0.43	$ 0.43	$ 0.35
Market prices per share:								
High	$ 24.03	$ 21.71	$ 22.65	$ 23.61	$ 22.94	$ 23.30	$ 19.87	$ 21.68
Low	$ 12.23	$ 15.18	$ 18.95	$ 20.25	$ 20.00	$ 17.76	$ 16.35	$ 17.07

Annual Shareholders' Meeting

The annual meeting of shareholders will be held on Thursday, May 19, 2011, at 8:00 a.m., Central, at the Company's corporate office.

Registrar and Transfer Agent

Computershare Shareholder Services, LLC
P.O. Box 43078
Providence, Rhode Island 02940-3078
800/568-3476

Corporate Office

AmSurg Corp.
20 Burton Hills Boulevard
Nashville, Tennessee 37215
615-665-1283

Form 10-K/Investor Contact

A copy of the AmSurg Corp. Annual Report on Form 10-K for fiscal 2010 (without exhibits) filed with the Securities and Exchange Commission is available from the Company at no charge. These requests and other investor contacts should be directed to Claire M. Gulmi, Executive Vice President, Chief Financial Officer and Secretary, at the Company's corporate office.

Company Information

Directors and Officers

Christopher A. Holden
President, Chief Executive Officer and Director

Thomas G. Cigarran (1)
Director;
Chairman and former Chief Executive Officer, Healthways, Inc.,
healthcare services

James A. Deal (2)(3)
Director;
President and Chief Executive Officer, Hospice Compassus,
healthcare services

Steven I. Geringer
Chairman;
Former President and Chief Executive Officer, PCS Health Systems, Inc.,
pharmaceutical services

Claire M. Gulmi
Executive Vice President, Chief Financial Officer, Secretary and Director

Henry D. Herr (1)(2)
Director;
Former Executive Vice President of Finance and Administration and Chief Financial Officer, Healthways, Inc.,
healthcare services

Kevin P. Lavender (2)(3)
Director;
Senior Vice President and Managing Director - Large Corporate and Specialized Industries, Fifth Third Bank,
financial services

Ken P. McDonald
Director;
Past President and Chief Executive Officer

John W. Popp, Jr., M.D. (1)(3)
Director;
Medical Director, Centocor, Inc.,
biomedicine

David L. Manning
Executive Vice President and Chief Development Officer

Phillip A. Clendenin
Senior Vice President, Corporate Services

Kevin D. Eastridge
Senior Vice President, Finance and Chief Accounting Officer

Billie A. Payne
Senior Vice President, Operations

(1) Nominating and Corporate Governance Committee
(2) Audit Committee
(3) Compensation Committee

Common Stock Performance

The following graph compares the performance of our common stock with performance of a market index and a peer group index. The market index is the Center for Research in Security Prices Index for NASDAQ Stock Market (U.S. Companies) and the peer group index is the Center for Research in Security Prices Index for NASDAQ Health Services Stocks. The graph covers the period from December 31, 2005 through the end of fiscal 2010. The graph assumes that $100 was invested on January 1, 2006 in our common stock, the NASDAQ Index and the NASDAQ Health Services Index, and that all dividends were reinvested.


AMSG
NASDAQ U.S. Stocks
NASDAQ Health Services
DOLLARS
150
125
100
75
50

	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010
AMSG	100	101	118	102	96	92
NASDAQ	100	110	119	57	83	98
NASDAQ Health Services	100	100	131	95	126	152

AMSURG CORP.

20 Burton Hills Boulevard
Nashville,Tennessee 37215
615.665.1283

www.amsurg.com